BOMBARDIER

THIRD QUARTERLY REPORT

Nine-month period ended October 31, 2007



MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A, please refer to the respective MD&A sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the MD&A section of the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed-term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and uncertainties section in the MD&A section of the Corporation's annual report for fiscal year 2007. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

I OVERVIEW

Highlights of the quarter

- EBIT from continuing operations of $201 million, or 4.8% of revenues, compared to $105 million, or 3.1%, for the same period last fiscal year.
- Income from continuing operations of $91 million ($0.05 per share), compared to $53 million ($0.03 per share) for the same period last fiscal year.
- Free cash flow of $560 million, an improvement of $677 million compared to the same period last fiscal year.
- Strong cash position of $3.6 billion as at October 31, 2007. As a result, the Corporation announced on November 28, 2007 its intention to repurchase $1.1 billion of long-term debt before the end of the current fiscal year (see Liquidity and capital resources section).
- Order backlog of $51.6 billion as at October 31, 2007, an increase of $10.9 billion compared to January 31, 2007.

Non-GAAP financial measures

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures, from continuing operations:

EBITDA:	Earnings before financing income, financing expense, income taxes and depreciation and amortization
EBITDA before special items:	Earnings before financing income, financing expense, income taxes, depreciation and amortization, and special items
EBIT before special items:	Earnings before financing income, financing expense, income taxes and special items
EBT before special items:	Earnings before income taxes and special items
EPS before special items:	Earnings per share before special items
Free cash flow:	Cash flows from operating activities less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

A reconciliation to the most comparable GAAP measures, from continuing operations, is provided in the following sections:

- EBITDA, EBITDA before special items and EBIT before special items, to EBIT – see the Analysis of results table hereafter.
- EBIT before special items and EBT before special items, to EBT – see the Analysis of results table hereafter.
- EPS before special items, to EPS – see the Reconciliation of EPS table hereafter.
- Free cash flow to cash flows from operating activities – see the Cash flows table hereafter.

Management believes that a significant portion of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. The special item for the nine-month period ended October 31, 2007 relates to Transportation's write-off of the carrying value of its investment in Metronet. The special item for the nine-month period ended October 31, 2006 relates to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation. Management views these items as potentially distorting the analysis of trends.

CONSOLIDATED FINANCIAL INFORMATION

Analysis of results

Consolidated results were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Revenues	**$ 4,228**	$ 3,402	**$ 12,236**	$ 10,464
Cost of sales	**3,603**	2,854	**10,401**	8,901
Margin	**625**	548	**1,835**	1,563
Operating expenses[1]	**298**	249	**874**	779
Other expense (income)[2]	**1**	65	**(21)**	61
EBITDA from continuing operations before special items	**326**	234	**982**	723
Amortization	**125**	129	**385**	390
EBIT from continuing operations before special items	**201**	105	**597**	333
Financing income	**(50)**	(31)	**(156)**	(109)
Financing expense	**118**	81	**365**	257
EBT from continuing operations before special items	**133**	55	**388**	185
Special items	**-**	-	**162**	24
EBT from continuing operations	**133**	55	**226**	161
Income taxes	**42**	2	**127**	30
Income from continuing operations	**91**	53	**99**	131
Income from discontinued operations, net of tax[3]	**-**	21	**-**	25
Net income	**$ 91**	$ 74	**$ 99**	$ 156
Basic and diluted earnings per share (in dollars)				
From continuing operations before special items	**$ 0.05**	$ 0.03	**$ 0.14**	$ 0.08
From continuing operations	**$ 0.05**	$ 0.03	**$ 0.04**	$ 0.06
Net income	**$ 0.05**	$ 0.04	**$ 0.04**	$ 0.08
(as a percentage of revenues, from continuing operations)				
Margin	**14.8%**	16.1%	**15.0%**	14.9%
EBITDA before special items	**7.7%**	6.9%	**8.0%**	6.9%
EBITDA	**7.7%**	6.9%	**6.7%**	6.7%
EBIT before special items	**4.8%**	3.1%	**4.9%**	3.2%
EBIT	**4.8%**	3.1%	**3.6%**	3.0%
EBT before special items	**3.1%**	1.6%	**3.2%**	1.8%
EBT	**3.1%**	1.6%	**1.8%**	1.5%
Free cash flow	**$ 560**	$ (117)	**$ 1,039**	$ (510)

[1] Comprised of selling, general and administrative ("SG&A") and research and development ("R&D") expenses.
[2] Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims, the effect of the adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs and loss (income) from equity accounted investees.
[3] Related to Bombardier Capital's operations.

Selected financial information was as follows as at:

	October 31, 2007	January 31, 2007
Order backlog (in billions of dollars)	**$ 51.6**	$ 40.7
Cash and cash equivalents	**$ 3,634**	$ 2,648

Reconciliation of earnings per share from continuing operations before and after special items was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Income from continuing operations before special items, net of tax	**$ 91**	$ 53	**$ 261**	$ 153
Special items, net of tax	**-**	-	**162**	22
Income from continuing operations, net of tax	**$ 91**	$ 53	**$ 99**	$ 131
Basic and diluted earnings (loss) per share (in dollars):				
From continuing operations before special items, net of tax	**$ 0.05**	$ 0.03	**$ 0.14**	$ 0.08
Special items, net of tax	**-**	-	**(0.09)**	(0.01)
From continuing operations, net of tax	**$ 0.05**	$ 0.03	**$ 0.04**	$ 0.06

Analysis of results

Revenues – The $826-million and $1.8-billion increases for the three- and nine-month periods mainly reflect:

- higher manufacturing revenues for business aircraft ($338 million for the three-month period, $617 million for the nine-month period) and regional aircraft ($74 million for the three-month period, $209 million for the nine-month period);
- higher revenues in Transportation ($331 million for the three-month period, $659 million for the nine-month period), mainly due to a positive currency impact, higher mainline, system, propulsion and controls and service revenues, partially offset by a lower level of activities in the North America region; and
- higher service revenues in Aerospace ($73 million for the three-month period, $142 million for the nine-month period).

Margin percentage – The 1.3 percentage-point decrease for the three-month period is due to:

- the lower margin percentage in Transportation, mainly due to costs for the development of the new platform in relation to the first order received under the Deutsche Bahn AG ("DB") framework agreement for the new *TALENT* 2 trains, negative adjustments for service contracts, mainly in the United Kingdom ("U.K."), as well as to a contract adjustment in the North America region; and
- the lower margin percentage in Aerospace, mainly due to a charge of $23 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting. The positive impact of a favourable mix of business and regional aircraft as well as improved selling prices for wide-body business aircraft and regional aircraft were offset by the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, higher production costs and lower gains resulting from the revision of cost estimates for business aircraft.

The 0.1 percentage-point increase for the nine-month period is due to the higher margin percentage in Aerospace, mainly due to a favourable mix of business aircraft as well as improved selling prices for wide-body business aircraft, improved margins on service activities and improved selling prices for regional aircraft. This was partially offset by the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, including a charge of $45 million following the changes in the long-term foreign exchange assumption for the Canadian dollar, which led to revisions of cost estimates for programs under average cost accounting, as well as higher production costs and lower gains resulting from the revision of cost estimates for business aircraft.

The margin percentage in Transportation was unchanged for the nine-month period, mainly due to the positive impact of procurement initiatives and quality enhancement program, offset by negative adjustments for services contracts, mainly in the U.K., costs for the development of the new platform in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains, as well as a contract adjustment in the North America region.

Operating expenses – The $49-million and $95-million increases for the three- and nine-month periods are mainly due to:

- higher selling expenses in Aerospace, as a result of increased activities ($25 million for the three-month period, $54 million for the nine-month period);
- higher SG&A expenses in Transportation, mainly due to increased activities in new markets such as Asia and Russia ($18 million for the three-month period, $37 million for the nine-month period); and
- a negative currency impact in Transportation and Aerospace.

Partially offset by:

- lower R&D costs in Aerospace, as the pre-launch phase of the *CRJ1000* regional aircraft is now completed ($7 million for the three-month period, $29 million for the nine-month period).

Other expense (income) – Other expense (income) was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Net gains on financial instruments[1]	**$ (27)**	$ -	**$ (32)**	$ -
Foreign exchange losses[2]	**19**	29	**28**	43
Severance and other involuntary termination costs (including changes in estimates)	**1**	33	**(12)**	33
Settlement of claims	**3**	-	**(15)[3]**	(84)[4]
Loss (income) from equity accounted investees	**(1)**	3	**5**	(8)
Adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs	**-**	-	**-**	74
Other	**6**	-	**5**	3
	$ 1	$ 65	**$ (21)**	$ 61

[1] Net gains on certain financial instruments classified as held-for-trading ("HFT"), including foreign exchange embedded derivatives.
[2] Arising from the translation of balance sheet exposures, after the effect of hedges.
[3] Including a gain of $20 million from the settlement of a claim with Northwest (see Aerospace section hereafter for further details).
[4] Reflects a settlement with a supplier of regional aircraft components.

Financing income and Financing expense – Net financing expense amounted to $68 million for the three-month period ended October 31, 2007, compared to $50 million for the same period last fiscal year. Net financing expense amounted to $209 million for the nine-month period ended October 31, 2007, compared to $148 million for the same period last fiscal year.

The $18-million and $61-million increases for the three- and nine-month periods are mainly due to higher interest expense on long-term debt ($33 million for the three-month period, $83 million for the nine-month period) and net losses on certain financial instruments, including certain call options on long-term debt ($4 million for the three-month period, $20 million for the nine-month period), partially offset by higher interest income on cash and cash equivalents ($10 million for the three-month period, $14 million for the nine-month period) and interest income on invested collateral ($13 million for the three-month period, $33 million for the nine-month period).

Special items – The special item for the nine-month period ended October 31, 2007 relates to the write-off of the carrying value of the investment in Metronet in Transportation.

The special item for the nine-month period ended October 31, 2006 was related to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation.

Income taxes – For the three-month period ended October 31, 2007, the effective income tax rate was 31.6%, compared to the statutory income tax rate of 32.9%. The lower effective income tax rate is mainly due to a net decrease in valuation allowance, partially offset by the impact of a tax rate decrease in Germany on the deferred income tax asset. For the nine-month period ended October 31, 2007, the effective income tax rate was 56.2%, compared to the statutory income tax rate of 32.9%. The higher effective income tax rate is mainly due to the non-recognition of tax benefits on the write-off of the carrying value of the investment in Metronet, recorded as a special item, and by the impact of a tax rate decrease in Germany on the deferred income tax asset, partially offset by a net decrease in valuation allowance.

For the three- and nine-month periods ended October 31, 2006, the effective income tax rates were 3.6% and 18.6%, respectively, compared to the statutory income tax rate of 32.7%. The lower effective income tax rates were mainly due to the reversal of a provision following the completion of an audit by the tax authorities and to lower effective income tax rates of foreign investees, partially offset by an increase in the valuation allowance for certain deferred income tax assets.

Cash flows

The following table summarizes the cash flows as reported in the consolidated statements of cash flows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Income from continuing operations	**$ 91**	$ 53	**$ 99**	$ 131
Non-cash items	**151**	141	**636**	401
Net change in non-cash balances related to operations	**453**	(259)	**502**	(830)
Cash flows from operating activities	**695**	(65)	**1,237**	(298)
Net additions to property, plant and equipment	**(135)**	(52)	**(198)**	(212)
Free cash flow	**560**	(117)	**1,039**	(510)
Cash flows from investing activities (excluding net additions to property, plant and equipment)	**(51)**	78	**(133)**	158
Cash flows from financing activities	**(7)**	(54)	**(101)**	(1,035)
Effect of exchange rate changes on cash and cash equivalents	**134**	(33)	**181**	83
Cash flows from continuing operations	**636**	(126)	**986**	(1,304)
Cash flows from discontinued operations	**-**	13	**-**	63
Net increase (decrease) in cash and cash equivalents	**$ 636**	$ (113)	**$ 986**	$ (1,241)

Free cash flow
The $677-million improvement for the three-month period is mainly due to increases in free cash flow in Aerospace ($561 million) and in Transportation ($177 million).

The $1.5-billion improvement for the nine-month period is mainly due to increases in free cash flow in Aerospace ($1.1 billion) and in Transportation ($511 million), after payment of a discretionary pension fund contribution of $174 million in the first quarter of fiscal year 2008.

Net additions to property, plant and equipment
The cash outflows for the three-month period ended October 31, 2007 mainly reflect the investments in the *CRJ1000* regional jet program and the recently launched all-new *Learjet* aircraft, provisionally named the *Learjet NXT*, as well as an increased net additions in Transportation.

Cash flows from investing activities (excluding net additions to property, plant and equipment)
The cash outflows for the three- and nine-month periods ended October 31, 2007 mainly reflect an investment in securities held as collateral for guarantees issued in connection with the sale of aircraft ($55 million). In addition, for the nine-month period ended October 31, 2007, the cash outflows also reflect an increase in the investment in Metronet ($55 million).

The cash inflows for the three- and nine-month periods ended October 31, 2006 mainly reflected the disposal of discontinued operations, net of cash disposed.

Cash flows from financing activities
The cash outflows for the nine-month period ended October 31, 2007 mainly reflect the $55-million purchase, in the open market under the terms of a Trust Agreement, of 9,426,000 Class B Shares (Subordinate Voting) of the Corporation in the second quarter of fiscal year 2008, in connection with the performance share unit ("PSU") plan, as well as the repayment of $29 million of long-term debt and payments of $22 million of dividends.

The cash outflows for the three-month period ended October 31, 2006 mainly reflected the repayment of $27 million of long-term debt and the $20-million purchase, in the open market under the terms of a Trust agreement, of 6,413,000 Class B Shares (Subordinate Voting) of the Corporation, in connection with the PSU plan.

The cash outflows for the nine-month period ended October 31, 2006 mainly reflected the repayments of $450 million and $200 million Cdn ($176 million) of medium-term notes in June and July 2006, respectively, the repayment of £175 million ($305 million) of debentures in February 2006, payments of $21 million of dividends and the above-mentioned $20-million purchase of Class B Shares (Subordinate Voting).

Cash flows from discontinued operations
The cash inflows for the three- and nine-month periods ended October 31, 2006 mainly reflected cash flows from operating activities.

As a result of the items discussed above, cash and cash equivalents amounted to $3.6 billion as at October 31, 2007, compared to $2.6 billion as at January 31, 2007.

Order backlog

The $10.9-billion increase since January 31, 2007 is due to:

- higher order intake compared to revenues recorded in Aerospace ($6.4 billion) and Transportation ($2.0 billion); and
- a net currency impact in Transportation ($2.5 billion), mainly arising from the strengthening of the euro and the pound sterling versus the U.S. dollar as at October 31, 2007 compared to January 31, 2007.

II AEROSPACE

OVERVIEW

Highlights of the quarter

- EBIT of $122 million, or 5.2% of revenues, compared to $43 million, or 2.3%, for the same period last fiscal year.
- Free cash flow of $579 million, an improvement of $561 million compared to the same period last fiscal year.
- 124 net orders and 90 deliveries for business and regional aircraft, compared to 95 and 73, respectively, for the same period last fiscal year.
- Order backlog at a record level of $19.6 billion, an increase of $6.4 billion compared to January 31, 2007.
- Production rate for the *CRJ700* and *CRJ900* aircraft to be increased from a rate of one aircraft every four days to a rate of one aircraft every three days.
- Launch of the all-new *Learjet* aircraft, provisionally named the *Learjet NXT*.

Analysis of results

Aerospace results were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Revenues				
Manufacturing				
Business aircraft	**$ 1,099**	$ 761	**$ 3,220**	$ 2,603
Regional aircraft	**655**	581	**1,744**	1,535
Other	**99**	87	**298**	273
Total manufacturing revenues	**1,853**	1,429	**5,262**	4,411
Services[1]	**390**	317	**1,083**	941
Other[2]	**107**	109	**475**	355
Total revenues	**2,350**	1,855	**6,820**	5,707
Cost of sales	**1,981**	1,543	**5,755**	4,820
Margin	**369**	312	**1,065**	887
Operating expenses[3]	**142**	121	**413**	387
Other expense (income)[4]	**8**	43	**(19)**	22
EBITDA	**219**	148	**671**	478
Amortization	**97**	105	**304**	314
EBIT	**$ 122**	$ 43	**$ 367**	$ 164
(as a percentage of total revenues)				
Margin	**15.7%**	16.8%	**15.6%**	15.5%
EBITDA	**9.3%**	8.0%	**9.8%**	8.4%
EBIT	**5.2%**	2.3%	**5.4%**	2.9%

[1] Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and Military Aviation Training.
[2] Includes mainly sales of pre-owned aircraft.
[3] Comprised of SG&A and R&D expenses.
[4] Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims and the effect of the adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs.

Aircraft deliveries

Total aircraft deliveries were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Business aircraft (including those of the fractional ownership program[1])	**57**	42	**156**	143
Regional aircraft	**33**	31	**90**	81
Amphibious aircraft	**-**	-	**-**	1
	90	73	**246**	225

[1] An aircraft delivery is included in the above table when the equivalent of 100% of the *Flexjet* fractional shares of an aircraft model have been sold to external customers.

Manufacturing revenues – The $424-million and $851-million increases for the three- and nine-month periods are mainly due to:

- increased deliveries and favourable mix of business aircraft, as well as improved selling prices for wide-body business aircraft ($338 million for the three-month period, $617 million for the nine-month period); and
- increased deliveries and improved selling prices for regional aircraft ($74 million for the three-month period, $209 million for the nine-month period).

Service revenues – The \$73-million and \$142-million increases for the three- and nine-month periods are mainly due to:

- higher volume and improved selling prices of spare parts (\$24 million for the three-month period, \$69 million for the nine-month period); and
- higher revenues from Military Aviation Training, mainly as a result of the achievement of a significant milestone on the CF-18 Advanced Distributed Combat Training System contract in the third quarter of fiscal year 2008 (\$32 million for the three-month period, \$27 million for the nine-month period).

Other revenues – The \$120-million increase for the nine-month period is mainly due to higher deliveries for pre-owned regional aircraft (\$50 million), as well as higher deliveries and a favourable mix for pre-owned business aircraft (\$34 million).

Margin percentage – The 1.1 percentage-point decrease for the three-month period, equivalent to \$26 million, is mainly due to a charge of \$23 million following the change in the long-term foreign exchange assumption for the Canadian dollar, which led to a revision of cost estimates for programs under average cost accounting.

The positive impact of a favourable mix of business and regional aircraft, as well as improved selling prices for wide-body business aircraft and regional aircraft, were offset by the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, higher production costs and lower gains resulting from the revision of cost estimates for business aircraft.

The 0.1 percentage-point increase for the nine-month period is mainly due to:

- a favourable mix of business aircraft as well as improved selling prices for wide-body business aircraft;
- improved margins on service activities, mainly for spare parts sales and training; and
- improved selling prices for regional aircraft.

Partially offset by:

- the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar, including a charge of \$45 million following the changes in the long-term foreign exchange assumption for the Canadian dollar, which led to revisions of cost estimates for programs under average cost accounting;
- higher production costs; and
- lower gains resulting from the revision of cost estimates for business aircraft.

Operating expenses – The \$21-million increase for the three-month period is mainly due to:

- higher selling expenses as a result of increased activities (\$25 million); and
- the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar.

Partially offset by:

- lower R&D costs, as the pre-launch phase of the *CRJ1000* regional jet is now completed (\$7 million).

The \$26-million increase for the nine-month period is mainly due to:

- higher selling expenses as a result of increased activities (\$54 million);
- the negative impact of the strengthening of the Canadian dollar and the pound sterling versus the U.S. dollar; and
- higher costs related to developing technologies with respect to composite materials (\$7 million).

Partially offset by:

- lower R&D costs, as the pre-launch phase of the *CRJ1000* regional jet is now completed (\$29 million); and
- lower costs related to the *CSeries* aircraft program activities (\$5 million).

Other expense (income) – Other expense (income) was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Net gains on financial instruments[1]	**$ (14)**	$ -	**$ (22)**	$ -
Foreign exchange losses[2]	**21**	12	**26**	15
Severance and other involuntary termination costs (including changes in estimates)	**-**	31	**(5)**	19
Settlement of claims	**(2)**[3]	-	**(20)**[3]	(84)[4]
Adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs	**-**	-	**-**	74
Other	**3**	-	**2**	(2)
	$ 8	$ 43	**$ (19)**	$ 22

[1] Net gains on certain financial instruments classified as HFT.
[2] Arising from the translation of balance sheet exposures, after the effect of hedges.
[3] Reflects the settlement of a claim with Northwest (see Regional Aircraft section hereafter for further details).
[4] Reflects a settlement with a supplier of regional aircraft components.

Amortization expense – The $8-million and $10-million decreases for the three- and nine-month periods are mainly due to a lower level of assets under operating leases.

Free cash flow

Aerospace's free cash flow was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
EBIT	**$ 122**	$ 43	**$ 367**	$ 164
Non-cash items:				
Amortization				
Program tooling	**71**	69	**215**	206
Other	**26**	36	**89**	108
Loss (gain) on disposals of property, plant and equipment	**1**	(1)	**-**	(1)
Stock-based compensation	**4**	1	**10**	5
Net change in non-cash balances related to operations	**458**	(84)	**589**	(255)
Net additions to property, plant and equipment	**(103)**	(46)	**(148)**	(184)
Free cash flow	**$ 579**	$ 18	**$ 1,122**	$ 43

The $561-million improvement for the three-month period is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($542 million) (see explanation below); and
- higher profitability ($79 million).

Partially offset by:

- higher net additions to property, plant and equipment ($57 million), reflecting the investments in the *CRJ1000* regional jet program and the recently launched all-new *Learjet* aircraft, provisionally named the *Learjet NXT*.

The $1.1-billion improvement for the nine-month period is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($844 million) (see explanation below);
- higher profitability ($203 million); and
- lower net additions to property, plant and equipment ($36 million).

Net change in non-cash balances related to operations
For the three-month period ended October 31, 2007, the $458-million cash inflow is mainly due to an increase in advances in excess of related costs and a decrease in aircraft financing. For the nine-month period ended October 31, 2007, the $589-million cash inflow is mainly due to an increase in advances in excess of related costs and a decrease in aircraft financing, partially offset by an increase in other assets.

For the three-month period ended October 31, 2006, the $84-million cash outflow was mainly due to an increase in inventories, partially offset by an increase in accounts payable and accrued liabilities and in advances in excess of related costs. For the nine-month period ended October 31, 2006, the $255-million cash outflow was mainly due to an increase in inventories and receivables, partially offset by an increase in accounts payable and accrued liabilities and a decrease in aircraft financing.

Program information

The carrying amounts of excess-over-average production costs ("EOAPC"), included in Inventories, and program tooling costs, included in Property, plant and equipment, were as follows as at:

	October 31, 2007			January 31, 2007		
Program family	**EOAPC**	**Program tooling**	**Total**	EOAPC	Program tooling	Total
Business aircraft						
Learjet Series	**$ 104**	**$ 107**	**$ 211**	$ 163	$ 89	$ 252
Challenger 300	**96**	**345**	**441**	122	380	502
Challenger 604/ Challenger 605	**-**	**47**	**47**	-	56	56
Global Series	**144**	**226**	**370**	245	268	513
Regional aircraft						
CRJ Series	**-**	**382**	**382**	-	403	403
Q-Series	**-**	**72**	**72**	-	80	80
	$ 344	**$ 1,179**	**$ 1,523**	$ 530	$ 1,276	$ 1,806

EOAPC – The $186-million decrease for the nine-month period is mainly due to all program families having reached the point where the actual unit cost is less than the average unit cost recognized in Cost of sales, and to the reduction following the previously-discussed change in the long-term foreign exchange assumption for the Canadian dollar, partially offset by an increase in the second quarter of fiscal year 2008 in connection with the planned purchase of tooling previously under an operating lease related to the *Challenger 300* aircraft program.

For the three-month period ended October 31, 2007, an EOAPC charge of $68 million, or 2.9% of total revenues, was recorded in Cost of sales, compared to $50 million, or 2.7% of total revenues, for the same period last fiscal year.

For the nine-month period ended October 31, 2007, an EOAPC charge of $204 million, or 3.0% of total revenues, was recorded in Cost of sales, compared to $137 million, or 2.4% of total revenues, for the same period last fiscal year before a charge of $74 million arising from the alignment of the *CRJ700* and *CRJ900* aircraft program accounting ending dates.

Program tooling – The $97-million decrease for the nine-month period is mainly due to the benefit arising from leveraging prior investments in product platforms, resulting in a lower investment in programs under development or in their early phases of production. This decrease was partially offset by investments in the *CRJ1000* regional jet program and the recently launched all-new *Learjet* aircraft, provisionally named the *Learjet NXT*.

Product development

CSeries evaluation and cooperation agreement – Aerospace is still evaluating the feasibility of the *CSeries* aircraft program to address the lower end of the 100- to 149-seat market segment. Aerospace continues to refine the *CSeries* aircraft business plan and to optimize the aircraft configuration in order to meet customer requirements for a more economical, flexible and passenger-oriented airliner.

During the second quarter of fiscal year 2008, China Aviation Industry Corporation ("AVIC I") and Aerospace signed a memorandum of understanding ("MOU"), subject to the execution of definitive agreements, for a new, long-term strategic cooperation in the pursuit of the five-abreast, 90- to 149-seat commercial aircraft market segment.

The MOU extends the well-established relationship between AVIC I and Aerospace. AVIC I's Xian unit manufactures components for the *Bombardier 415* amphibious aircraft. AVIC I's Shenyang Aircraft Corporation (SAC) unit supplies components for the *Q-Series* turboprop and has been selected as a structural supplier on the *CSeries* aircraft program, should it be launched.

Business aircraft – In October 2007, Aerospace announced the launch of its all-new *Learjet* aircraft, provisionally named the *Learjet NXT*, which is set to redefine the midsize jet category. Initial market interest in this next generation offering is strong, as Aerospace has received more than 85 letters of intent from potential customers for this aircraft.

In September 2007, Aerospace unveiled its new *Global Vision* flight deck for *Bombardier Global 5000* and *Global Express XRS* aircraft. The *Global Vision* flight deck is scheduled for certification in the third quarter of fiscal year 2011 and entry into service in fiscal year 2012.

Regional aircraft – In February 2007, Aerospace announced the launch of the *CRJ1000* regional jet, the next major step in the evolution of the *CRJ* Series aircraft family. The *CRJ1000* aircraft is designed specifically to meet the growing needs of regional airlines for jets of up to 100 seats. It provides low operating costs and improvements in cabin comfort. The new *CRJ1000* regional jet, with the first flight expected for mid-fiscal year 2009, is scheduled to enter into service in the fourth quarter of fiscal year 2010. The *CRJ1000* aircraft program was launched with 38 firm orders, 15 of which are *CRJ900* aircraft order conversions. In addition, 23 conditional orders and options have also been received.

In May 2007, Aerospace introduced the next generation versions of its *CRJ* regional jets. These new *CRJ NextGen* aircraft feature an all-new cabin and increased use of composite materials, as well as lower operating costs whereby their nearest competitors will have up to 15% higher trip cash operating costs. With their reduced fuel burn, the *CRJ NextGen* aircraft also respond to today's environmental challenges, offering reduced greenhouse gas emissions compared to their nearest competitors. The first *CRJ900 NextGen* regional jet was delivered during the second quarter of fiscal year 2008.

The new advanced composite flaps, vanes and ailerons for the *CRJ700 NextGen* and *CRJ900 NextGen* aircraft are being produced in a new 20,000-square-foot dedicated facility at Aerospace's plant in Dunmurry, Belfast, using an innovative Resin Transfer Moulding (RTM) technology. This process requires fewer parts, reduces the weight of the aircraft and improves its aerodynamic qualities, which contribute to lowering overall operating costs for airlines and offer environmental benefits.

Order backlog

Aerospace's order backlog was as follows as at:

(in billions of dollars)	**October 31, 2007**	January 31, 2007
Aircraft programs	**$ 18.5**	$ 12.2
Military Aviation Training	**1.1**	1.0
	$ 19.6	$ 13.2

The order backlog as at October 31, 2007 is at a record level. The 48% increase mainly reflects strong order intake in regional and business aircraft. The decision to introduce the next generation version of the *CRJ700* and *CRJ900* regional jets as well as the launch of the *CRJ1000* regional jet have contributed to this increase. In business aircraft, both narrow-body and wide-body business aircraft order backlogs have increased, and the order backlog for each product family remains strong.

Workforce and labour relations

Collective agreements

The International Association of Machinists and Aerospace Workers (IAMAW) collective agreement, covering approximately 120 Military Aviation Training employees in Moose Jaw, Saskatchewan, and in Cold Lake, Alberta, expired on July 1, 2007. On October 4, 2007, a new two-year collective agreement was ratified, which became effective on June 30, 2007 and expires July 3, 2009.

The National Automobile, Aerospace, Transport and Other Workers of Canada (Canadian Auto Workers) collective agreement, covering approximately 1,040 employees at the completion centre in Montréal, expires on December 5, 2007. The Corporation is currently in discussion with the union.

BUSINESS AIRCRAFT

According to data from the General Aviation Manufacturers Association ("GAMA"), the third quarter of calendar year 2007 was strong in terms of business aircraft deliveries and billings, indicating that the market for business aircraft remains robust. GAMA's latest report, dated November 8, 2007, confirms that the Corporation is the business aircraft industry leader in terms of revenues on a calendar year-to-date basis.

During the three-month period ended July 31, 2007, the *Learjet 60 XR* business jet entered into service. The new *Learjet 60 XR* aircraft builds on the success of the original *Learjet 60* aircraft platform to offer customers modern technology and comfort in the midsize segment.

Aircraft deliveries

Business aircraft deliveries were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007[(1)]	2006[(1)]	**2007**[(1)]	2006[(1)]
Narrow-body business jets				
Learjet 40/40 XR/Learjet 45/45 XR	**14**	12	**43**	38
Learjet 60/60 XR	**7**	4	**12**	13
Wide-body business jets				
Challenger 300	**14**	9	**35**	36
Challenger 604/Challenger 605	**7**	5	**22**	20
Bombardier Global 5000/Global Express XRS	**12**	11	**36**	28
Challenger 800 Series	**3**	1	**8**	8
	57	42	**156**	143

[(1)] An aircraft delivery is included in the above table when the equivalent of 100% of the *Flexjet* fractional shares of an aircraft model have been sold to external customers. This resulted in six and eleven aircraft deliveries for the three- and nine-month periods ended October 31, 2007 respectively (four and seven aircraft deliveries, respectively, for the same periods last fiscal year).

Net orders

Aerospace received 112 and 298 net orders for business aircraft during the three- and nine-month periods ended October 31, 2007, respectively, compared to 57 and 157, respectively, during the same periods last fiscal year. The order intake remains very strong and is consistent with the continued strength of the business aircraft market.

In October 2007, Aerospace announced the largest single *Challenger 300* aircraft order in the company's history as XOJET of San Carlos, California, placed a firm order for 20 super-midsize *Challenger 300* business aircraft, with options for an additional 60 aircraft. Deliveries are scheduled to begin in the fourth quarter of fiscal year 2008.

REGIONAL AIRCRAFT

Aerospace's *CRJ* Series family continues to be a popular choice with regional airlines, as demonstrated by the increasing number of firm orders on a year-to-date basis. As a result, a decision was made in the second quarter of fiscal year 2008 to increase the production rate for the *CRJ700* and *CRJ900* aircraft from a rate of one aircraft every five days to a rate of one aircraft every four days. In addition, in the third quarter of fiscal year 2008, it was decided to further increase the production rate to one aircraft every three days. Aerospace expects to produce approximately 50 *CRJ700* and *CRJ900* aircraft in fiscal year 2008 and approximately 64 aircraft in fiscal year 2009.

On March 6, 2007, the U.S. Bankruptcy Court for the Southern District of New York entered an order granting the Corporation an allowed general unsecured claim in the amount of $34 million against Northwest Airlines ("Northwest"). On May 31, 2007, Northwest emerged from a 20-month period under bankruptcy protection, and the Corporation received shares of new equity in the reorganized Northwest as a primary distribution on account of its claim. The shares were monetized for proceeds of $18 million, resulting in a gain of the same amount, recorded in Other expense (income) during the second quarter of fiscal year 2008. During the third quarter of fiscal year 2008, additional shares were received and monetized for proceeds of $2 million, also recorded as a gain in Other expense (income).

During the third quarter of fiscal year 2008, certain landing gear incidents occurred with the *Q400* turboprop aircraft. Bombardier proactively worked with Transport Canada and Goodrich, the landing gear manufacturer, to investigate these incidents. On October 27, 2007, a right main landing gear incident occurred on a Scandinavian Airline System ("SAS") flight. Subsequent to this incident, SAS decided to immediately discontinue all operations of the *Q400* turboprops in its fleet. The preliminary findings released on November 3, 2007 by the Danish Accident Investigation Board (DAIB) clearly support Bombardier's position that the *Q400* aircraft is both safe and reliable. Similarly, the European Aviation Safety Agency (EASA) issued a press release on November 7, 2007, which states that the October 27, 2007 SAS incident was not due to a design error and that the airworthiness of the aircraft is maintained. The Corporation does not expect these incidents to have a material impact on the Corporation's financial results.

Aircraft deliveries

Regional aircraft deliveries were as follows:

	Three-month periods ended October 31		**Nine-month periods ended October 31**	
	2007	2006	**2007**	2006
Regional jets				
CRJ200	**-**	-	**-**	1
CRJ700	**1**	3	**5**	13
CRJ900	**16**	16	**38**	36
Turboprops				
Q200	**1**	1	**3**	1
Q300	**4**	5	**12**	11
Q400	**11**	6	**32**	19
	33	31	**90**	81

Orders and backlog

Regional aircraft orders received by aircraft type were as follows for the three-month periods ended October 31:

			2007	2006
	Orders	**Swaps**	**Net orders**	Net orders
Regional jets				
CRJ200	-	-	-	(1)
CRJ700	-	-	-	(24)
CRJ900	2	-	2	51
Turboprops				
Q200	-	-	-	1
Q400	10	-	10	11
	12	-	**12**	38

Regional aircraft orders received by aircraft type were as follows for the nine-month periods ended October 31:

			2007	2006
	Orders	**Swaps**	**Net orders**	Net orders
Regional jets				
CRJ200	-	-	-	(16)
CRJ700	8	2[(1)]	10	(36)
CRJ900	78	(17)[(1)(2)]	61	91
CRJ1000	23	15[(2)]	38	-
Turboprops				
Q200	4	-	4	3
Q300	10	-	10	4
Q400	64	-	64	20
	187	-	**187**	66

(1) Mesa Air Group, Inc. has converted its two orders of *CRJ900* regional jets to two *CRJ700 NextGen* regional jets.
(2) My Way Airlines has converted its remaining 15 orders of *CRJ900* regional jets to *CRJ1000* regional jets.

The above tables for the three- and nine-month periods reflect a shift in demand toward larger regional jets and turboprops.

Aerospace received the following significant net orders during the nine-month period ended October 31, 2007:

Customer	Aircraft	Number
Regional jets		
Delta Air Lines	*CRJ900*	44
Deutsche Lufthansa AG	*CRJ900*	15
Undisclosed customer	*CRJ1000*	15
Mesa Air Group	*CRJ700*	10
Brit Air	*CRJ1000*	8
Pluna Líneas Aéreas Uruguayas S.A.	*CRJ900*	7
Tatarstan Airlines	*CRJ900*	6
Turboprops		
Flybe	*Q400*	15
Horizon Air	*Q400*	15
Pinnacle Airlines Corp.	*Q400*	15
Undisclosed customer	*Q400*	10

The order backlog, as well as options and conditional orders for regional aircraft, consisted of the following as at October 31, 2007:

	Aircraft on firm order[1]	Options and conditional orders
Regional jets		
CRJ200	-	185
CRJ700	10	73
CRJ900	94	195
CRJ1000	38	23
Turboprops		
Q200	5	-
Q300	13	10
Q400	89	135
	249	621

[1] There are 20 firm orders in the order backlog with conversion rights from the *CRJ900* aircraft to the *CRJ1000* aircraft. In addition, there are nine firm orders in the order backlog with conversion rights from the *Q400* turboprops to other regional aircraft.

In addition, subsequent to October 31, 2007, Aerospace announced that Qantas Airways signed a firm order to acquire 12 *Q400* turboprops, and took options and purchase rights on 24 additional *Q400* aircraft.

AIRCRAFT SERVICES

During the third quarter of fiscal year 2008, Aerospace continued to improve Aircraft Services' operational performance while growing its aftermarket business. Revenues and margins continued to grow and Aerospace continued to develop more integrated services demanded by regional aircraft operators, while expanding its already well established business aircraft price-by-the-hour offering – *Smart Parts*. Aerospace is in line with its plan to increase service levels and offerings and capture a greater share of the estimated $3.6 billion annual aftermarket business generated from its growing installed base.

Parts Logistics – Aerospace has shown steady operational improvements in the performance of Parts Logistics, with 91% overall off-the-shelf parts availability. Aerospace invested further in the top 25 high-demand parts inventory and opened, in August 2007, a new parts depot in São Paulo, Brazil, in addition to the new Customer Response Centres in Wichita and Montréal opened earlier in fiscal year 2008.

Aircraft Maintenance – During the third quarter of fiscal year 2008, Aerospace announced that the Ocean Taxi Aéreo Ltda. ("Ocean Air") Authorized Service Facility ("ASF") in São Paulo, Brazil, is now servicing all Bombardier business jets. A certified ASF for *Learjet* aircraft since 2005, Ocean Air has now expanded its maintenance and service capabilities to include all *Challenger* and *Global* aircraft models, thereby improving service access for Latin American operators. Ocean Air services for *Challenger* and *Global* aircraft will be fully operational by the end of calendar year 2007.

Amphibious Aircraft – Subsequent to October 31, 2007, Aerospace announced that:

- the government of Croatia signed a firm order to acquire two *Bombardier 415* amphibious aircraft; and
- an undisclosed customer signed a firm order to acquire four *Bombardier 415* amphibious aircraft.

III TRANSPORTATION

OVERVIEW

Highlights of the quarter

- EBIT of $79 million, or 4.2% of revenues, compared to $62 million, or 4.0%, for the same period last fiscal year.
- Free cash flow of $35 million, an improvement of $177 million compared to the same period last fiscal year.
- $3.1 billion in new orders, mainly due to order intake in Europe and India, leading to a book-to-bill ratio[1] of 1.7.
- Order backlog of $32.0 billion as of October 31, 2007, an increase of $4.5 billion compared to January 31, 2007.

[1] Ratio of new orders over revenues.

Analysis of results

The results of Transportation operations using functional currencies other than the U.S. dollar (mainly the euro, pound sterling and other Western European currencies) are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the higher exchange rates of the euro and other European currencies versus the U.S. dollar for the three- and nine-month periods of fiscal year 2008 compared to the same periods last fiscal year, revenues have been positively impacted ("positive currency impact") and expenses negatively impacted ("negative currency impact"). See the Foreign exchange rates section for the average exchange rates used to translate revenues and expenses.

Transportation's results were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Revenues				
Rolling stock[1]	**$ 1,158**	$ 939	**$ 3,349**	$ 2,948
Services[2]	**395**	352	**1,085**	1,018
System and signalling[3][4]	**325**	256	**982**	791
Total revenues	**1,878**	1,547	**5,416**	4,757
Cost of sales	**1,622**	1,311	**4,646**	4,081
Margin	**256**	236	**770**	676
Operating expenses[5]	**156**	128	**461**	392
Other expense (income)[6]	**(7)**	22	**(2)**	39
EBITDA before special items	**107**	86	**311**	245
Amortization	**28**	24	**81**	76
EBIT before special items	**79**	62	**230**	169
Special items	**-**	-	**162**	24
EBIT	**$ 79**	$ 62	**$ 68**	$ 145
(as a percentage of total revenues)				
Margin	**13.6%**	15.3%	**14.2%**	14.2%
EBITDA before special items	**5.7%**	5.6%	**5.7%**	5.2%
EBITDA	**5.7%**	5.6%	**2.8%**	4.6%
EBIT before special items	**4.2%**	4.0%	**4.2%**	3.6%
EBIT	**4.2%**	4.0%	**1.3%**	3.0%

(1) Comprised of mainline (including very high-speed, high-speed, intercity, regional and commuter trains, as well as locomotives), mass transit (including metro cars and light rail vehicles), propulsion and controls, and bogies revenues, presented in the caption Manufacturing revenues in the consolidated statements of income.
(2) Comprised of fleet management, spare parts and logistics management, vehicle refurbishment and overhaul, component refurbishment and overhaul, and technical support revenues.
(3) The revenues of system and signalling are presented in the caption Other revenues in the consolidated statements of income.
(4) Excluding the rolling stock portion of system orders manufactured by other divisions within Transportation.
(5) Comprised of SG&A and R&D expenses.
(6) Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims and loss (income) from equity accounted investees.

Revenues by geographic region

	Three-month periods ended October 31				Nine-month periods ended October 31			
	2007		2006		**2007**		2006	
Europe	**$ 1,370**	**73%**	$ 1,176	76%	**$ 4,030**	**75%**	$ 3,375	71%
Asia-Pacific	**222**	**12%**	123	8%	**662**	**12%**	467	10%
North America	**228**	**12%**	211	14%	**600**	**11%**	794	17%
Other	**58**	**3%**	37	2%	**124**	**2%**	121	2%
	$ 1,878		$ 1,547		**$ 5,416**		$ 4,757	

Rolling stock revenues – The $219-million increase for the three-month period is mainly due to:

- a higher level of activities in the regional train segment, mainly in France, Germany and China ($114 million);
- a positive currency impact ($73 million); and
- a higher level of activities in the propulsion and controls segment, mainly in China ($36 million).

The $401-million increase for the nine-month period is mainly due to:

- a higher level of activities in the regional train segment, mainly in France, Germany and China ($236 million);
- a positive currency impact ($209 million); and
- a higher level of activities in the propulsion and controls segment, mainly in China and Europe ($95 million).

Partially offset by:

- a lower level of activities in the North America region ($192 million), mainly due to the phasing out of a major commuter train contract.

Service revenues – The $43-million increase for the three-month period is mainly due to a positive currency impact ($28 million) as well as a higher level of activities in the North America region ($18 million).

The $67-million increase for the nine-month period is mainly due to a positive currency impact ($80 million) and a higher level of activities in Europe, mainly in the U.K. ($55 million). This increase was partially offset by negative adjustments for contracts, mainly in the U.K.

System and signalling revenues – The $69-million increase for the three-month period is mainly due to:

- higher system revenues, mainly in South Korea and South Africa ($46 million); and
- a positive currency impact ($13 million).

The $191-million increase for the nine-month period is mainly due to:

- higher system revenues, mainly in South Korea, South Africa and on the London Underground project ($145 million); and
- a positive currency impact ($45 million).

Margin percentage – The 1.7 percentage-point decrease for the three-month period is mainly due to costs for the development of the new platform in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains, negative adjustments for service contracts, mainly in the U.K., as well as to a contract adjustment in the North America region.

The margin percentage was unchanged for the nine-month period, mainly due to the positive impact of procurement initiatives and quality enhancement program, offset by negative adjustments for service contracts, mainly in the U.K., costs for the development of the new platform in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains, as well as to a contract adjustment in the North America region.

Operating expenses – The $28-million increase for the three-month period is mainly due to:

- higher SG&A expenses ($18 million), mainly due to increased activities in new markets such as Asia and Russia; and
- a negative currency impact ($11 million).

Partially offset by:

- lower R&D costs ($4 million).

The $69 million increase for the nine-month period is mainly due to:

- higher SG&A expenses ($37 million), mainly due to increased activities in new markets such as Asia and Russia;
- a negative currency impact ($28 million); and
- higher R&D costs ($3 million).

Other expense (income) – Other expense (income) was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Net gains on financial instruments[(1)]	**$ (13)**	$ -	**$ (10)**	$ -
Foreign exchange losses (gains)[(2)]	**(2)**	17	**2**	28
Severance and other involuntary termination costs (including changes in estimates)	**1**	2	**(7)**	14
Settlement of claims	**5**	-	**5**	-
Loss (income) from equity accounted investees	**-**	3	**6**	(7)
Other	**2**	-	**2**	4
	$ (7)	$ 22	**$ (2)**	$ 39

[(1)] Net gains on certain financial instruments classified as HFT, including foreign exchange embedded derivatives.
[(2)] Arising from the translation of balance sheet exposures, after the effect of hedges.

Special items – The special item for the nine-month period ended October 31, 2007 relates to the write-off of the carrying value of the investment in Metronet (see section Metronet hereafter).

The special item for the nine-month period ended October 31, 2006 was related to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation.

Free cash flow

Transportation's free cash flow was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
EBIT	**$ 79**	$ 62	**$ 68**	$ 145
Non-cash items:				
Amortization	**28**	24	**81**	76
Gain on disposals of property, plant and equipment	**-**	-	**(2)**	(1)
Stock-based compensation	**4**	3	**9**	6
Special items[1]	**-**	-	**162**	24
Net change in non-cash balances related to operations	**(44)**	(225)	**(105)**	(570)
Net additions to property, plant and equipment	**(32)**	(6)	**(50)**	(28)
Free cash flow	**$ 35**	$ (142)	**$ 163**	$ (348)

[1] Relates to special items discussed above.

The $177-million and $511-million improvements for the three- and nine-month periods are mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($181 million for the three-month period, $465 million for the nine-month period) (see explanation below); and
- higher profitability before the non-cash special items ($17 million for the three-month period, $61 million for the nine-month period).

Partially offset by:

- higher net additions to property, plant and equipment ($26 million for the three-month period, $22 million for the nine-month period).

Net change in non-cash balances related to operations
For the three-month period ended October 31, 2007, the $44-million cash outflow is mainly due to an increase in inventories and in receivables. For the nine-month period ended October 31, 2007, the $105-million cash outflow is mainly the result of a decrease in accounts payable and accrued liabilities, a payment of a discretionary pension fund contribution ($174 million) and an increase in receivables, partially offset by an increase in advances and progress billings in excess of related costs and a decrease in inventories.

For the three- and nine-month periods ended October 31, 2006, the $225-million and $570-million cash outflows were mainly due to an increase in inventories and a decrease in accounts payable and accrued liabilities.

Orders and backlog

Transportation received the following major orders during the first nine months of fiscal year 2008:

Customer	Product/Service	Number of cars	Rolling stock	Services
Delhi Metro Rail Corporation Ltd. (DMRC), India	*MOVIA* metro cars	**340**	$ 590	$ -
Société Nationale des Chemins de fer Français ("SNCF"), France	High-capacity trains, type AGC	**324**	527	-
Trenitalia, Italy	Electric locomotives, type E464	**150**	487	-
Dalian Locomotives and Rolling Stock Company Ltd., China	*MITRAC* propulsion and train control equipment, design and technical support for high-power electric freight locomotives	**500**	480[1]	-
Angel Trains Cargo, U.K.	*TRAXX* locomotives, type F140 AC/DC/MS	**60**	316	-
DB, Germany	*TALENT* 2 Electric multiple units ("EMUs")	**168**	242	-
Nederlandse Spoorwegen (NS - Netherlands Railways), Netherlands	Sprinter EMUs	**128**[2]	226[3]	-
Swiss Federal Railways (SBB), Switzerland	Low-floor passenger coaches	**140**	178	-
SNCF, France	EMUs, type TER 2N NG and power bogies	**95**[4]	156[5]	-
Green Cargo, Sweden	Modernization of electric locomotives, type Rc2 and diesel locomotives, type T44	**104**	-	153
Southern Railway and Porterbrook Leasing Ltd., U.K.	*Electrostar* cars	**48**	115	-

(1) Total contract value, including consortium partner, is $1.4 billion.
(2) Total contract, including consortium partner, is for 320 cars.
(3) Total contract value, including consortium partner, is $557 million.
(4) Contract includes 150 power bogies in addition to the 95 cars.
(5) Total contract value, including consortium partner, is $646 million.

Transportation and DB also signed a framework agreement in February 2007 for the supply of 321 new *TALENT* 2 trains, valued at approximately €1.2 billion ($1.6 billion). The new generation of electric multiple-unit trains will join Bombardier's double-deck trains and *TRAXX* locomotives as the backbone of DB's regional transport service throughout Germany. In connection with this framework agreement, a first order of 42 trains (168 cars), valued at approximately €170 million ($242 million), was received in the third quarter of fiscal year 2008 (see table above).

In addition, subsequent to the end of the third quarter, the Chinese joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. ("BSP") received an order from the Chinese Ministry of Railways for 40, 16-car, high-speed trainsets (640 cars) containing *ZEFIRO* technology. The order is valued at approximately €1 billion ($1.5 billion), with Transportation's share valued at approximately €413 million ($596 million). This order is not included in the order backlog as of October 31, 2007.

Transportation's order intake was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
(in billions of dollars)	**2007**	2006	**2007**	2006
Rolling stock	**$ 2.1**	$ 1.0	**$ 5.0**	$ 3.2
Services	**0.6**	1.0	**1.5**	2.0
System and signalling	**0.4**	0.8	**0.9**	1.2
	$ 3.1	$ 2.8	**$ 7.4**	$ 6.4
Book-to-bill ratio	**1.7**	1.8	**1.4**	1.3

The increases for the three- and nine-month periods are mainly due to higher order intake in mainline and mass transit (Europe and India) and locomotive (Europe) and to a positive currency impact ($234 million for the three-month period, $520 million for the nine-month period), partially offset by a particularly high level, in the previous fiscal year, of order intake in services and total transit system (South Africa). For the nine-month period, the increase is also due to higher order intake in propulsion and controls (China).

Transportation's order backlog was as follows as at:

(in billions of dollars)	**October 31, 2007**	January 31, 2007
Rolling stock	**$ 19.1**	$ 15.9
Services	**6.8**	5.9
System and signalling	**6.1**	5.7
	$ 32.0	$ 27.5

The increase is due to the strengthening of the euro and the pound sterling versus the U.S. dollar ($2.5 billion) and to a higher order intake compared to revenues recorded ($2.0 billion).

METRONET

Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (together Metronet), an equity accounted investee in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading approximately 75% of the London Underground's rail system as part of a public private partnership ("PPP") under a service contract signed with London Underground Ltd. ("LUL") in April 2003.

As a result of significant cost overruns related to Metronet's capital programs, mainly the modernization and refurbishment of the stations and tracks, and the lack of financial resources to meet such cost overruns, a PPP Administrator was appointed on July 18, 2007. The PPP Administrator has the responsibility to first stabilize Metronet's operations, to settle all Metronet suppliers' liabilities accrued before the request for its appointment, and then to proceed with the transfer of all or part of Metronet activities to LUL, a LUL nominee or a third party. On October 25, 2007, Transport for London announced that it had lodged a bid with the PPP Administrator to take control of Metronet.

The Corporation wrote-off the carrying value of £82 million ($162 million) of its investment in Metronet in the second quarter of fiscal year 2008. The charge was recorded as a special item in the consolidated statements of income.

Transportation's turnkey supply contracts with Metronet for new trains, signalling, refurbishment of trains and fleet maintenance activities, valued at approximately £3.3 billion ($6.7 billion), are progressing well and Transportation continues to work as per the contractual requirements. Ongoing negotiations are being held with the PPP Administrator, LUL and Metronet in order to determine which of these activities might be transferred to LUL, a LUL nominee or a third party. There is no certainty as to the final outcome of these discussions. In connection with these negotiations, Transportation agreed to delay the hand-over of the maintenance contract. The PPP Administrator also released payments to cover Transportation's costs associated with such delays.

The PPP Administrator has access to additional funding in the amount of £750 million ($1.6 billion) made available by Transport for London. Such funding should allow Metronet to fulfill its accrued liabilities and carry on its relevant activities for some time. Transportation is currently negotiating with the PPP Administrator for payments of £25 million ($52 million) for amounts earned in connection with work performed under the turnkey

supply contracts prior to the request for appointment of the PPP Administrator. Work performed after that date is being paid in accordance with the contracts.

STRATEGIC COUNTRIES

Transportation continues its efforts to develop business opportunities in the strategic emerging markets of India, China and Russia.

- In India, Transportation won a groundbreaking contract for a mass transit signalling system in Delhi, supplying its *CITYFLO* 350 train control and signalling systems for lines 5 and 6 of the Delhi Metro, totaling 37 kilometres and representing more than half of the Delhi Metro phase II expansion.
- In October 2007, BSP, a Transportation's Chinese joint venture, received an order for 40 high-speed trainsets (640 cars) from the Chinese Ministry of Railways. This is the largest single order for rail passenger cars placed at one time in Chinese rail history, and the first application of the *ZEFIRO* modular concept, utilizing core elements of Transportation's family of high-speed and very high-speed products.
- Also in China, Transportation won a contract for the implementation of its *INTERFLO* 450 European Rail Traffic Management System (ERTMS) Level 2. The new signalling system will manage very-high-speed traffic up to 300km/h along nearly 1,000 kilometres of rail line between the cities of Wuhan and Guangzhou.

In addition, Bombardier purchased in November 2007 all of the shares held by Power Pacific Corporation Limited in the capital stock of the holding of Transportation's joint ventures in China, for a total consideration of $39 million. As a result, Transportation's interest in its various joint ventures in China increased from 25% to 50%.

OTHER

On October 9, 2007, the Champagne-Ardenne Regional and Transportation Authorities and Transportation inaugurated the first Hybrid AGC (Autorail Grande Capacité, high-capacity railcar), combining certain operating features for the first time ever in a train. Dual-mode (electrical and diesel) and dual-voltage (1,500 and 25,000 volts) technologies enable the Hybrid AGC to service the entire railway network and to access electricity from any available source, hence allowing for fleet optimization and the introduction of new non-stop services.

IV LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The variation in the cash and cash equivalents was as follows for the nine-month period ended October 31, 2007:

Balance as at January 31, 2007	$ 2,648
Free cash flow	1,039
Effect of exchange rate changes on cash and cash equivalents	181
Purchase of common shares held in trust	(55)
Investment in Metronet	(55)
Investment in securities held as collateral for guarantees issued in connection with the sale of aircraft	(55)
Repayments of long-term debt	(29)
Payments of dividends	(22)
Other	(18)
Balance as at October 31, 2007	**$ 3,634**

As a result of this strong cash position, the Corporation announced on November 28, 2007 its intention to repurchase, prior to the end of the current fiscal year, the following long-term debts:

- €282-million ($408-million) notes, bearing interest at 5.75%, due in February 2008;
- £300-million ($623-million) of Bombardier Capital's notes, bearing interest at 6.75%, due in May 2009; and
- another long-term debt of $26 million.

The exchange rates as at October 31, 2007 were used to convert the nominal amounts above into U.S. dollars.

The Corporation considers that its cash and cash equivalents, after giving effect to the above-mentioned repurchase of $1.1 billion, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares, and allow it to meet other expected financial requirements.

LETTER OF CREDIT FACILITIES

The principal letter of credit facility and its maturity was as follows as at:

	Amounts committed	Amounts available	Maturity (fiscal year)[2]
October 31, 2007	**$ 6,221[1]**	**$ 1,415**	**2012**
January 31, 2007	$ 5,590[1]	$ 1,179	2012

[1] €4,300 million.
[2] In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature up to December 2011.

In addition to the above, letters of credit of $458 million were outstanding under various bilateral agreements as at October 31, 2007 ($240 million as at January 31, 2007).

FINANCIAL POSITION

On February 1, 2007, the Corporation adopted the new accounting standards on financial instruments, which require that all derivative financial instruments, including certain embedded derivative instruments, be recognized at fair value on the balance sheet. Also, certain commercial aircraft loans, credit and residual value guarantees and related liabilities are measured at fair value under the new accounting standards. These new accounting standards also introduce Comprehensive income, which is comprised of Net income and Other comprehensive income ("OCI"). See the Changes in accounting policies section hereafter for further details.

Assets and liabilities were as follows as at:

	October 31, 2007	January 31, 2007	Explanation of variances
Cash and cash equivalents	**$ 3,634**	$ 2,648	See Liquidity section above for details.
Invested collateral	**1,262**	1,129	Increase mainly due to a translation adjustment[1] ($128 million).
Receivables	**1,946**	1,789	Increase mainly due to a higher level of receivables in Transportation ($116 million) and to a translation adjustment[2] ($80 million), partially offset by a lower level of receivables in Aerospace ($34 million).
Aircraft financing	**797**	1,042	Decrease mainly due to lower interim financing lease receivables ($201 million).
Gross inventories Payments received and progress billings Inventories Advances and progress billings in excess of related costs	**7,795** **(3,919)** **3,876** **(3,478)**	7,168 (3,207) 3,961 (2,443)	Increase in gross inventories mainly due to a translation adjustment[2] ($340 million), and to an increase in long-term contract inventory ($268 million) and Aerospace programs ($255 million), partially offset by the decrease in finished products inventory ($236 million). Increase in total payments received, advances and progress billings mainly reflects higher advances and progress billings for long-term contracts ($725 million) and Aerospace programs ($607 million), and a translation adjustment[2] ($415 million).
Property, plant and equipment	**2,893**	2,936	Decrease mainly due to amortization ($361 million), partially offset by net additions ($198 million) and a translation adjustment[2] ($97 million).

	October 31, 2007	January 31, 2007	Explanation of variances
Fractional ownership deferred costs	**$ 440**	$ 390	Increase mainly due to additional aircraft deliveries related to the fractional ownership program.
Fractional ownership deferred revenues	**(550)**	(487)	
Deferred income taxes	**788**	813	No significant change.
Accrued benefit assets	**673**	461	Increase in accrued benefit assets mainly reflects a discretionary pension fund contribution to Transportation pension funds ($174 million).
Accrued benefit liabilities	**(1,033)**	(995)	
Derivative financial instruments – assets	**663**	39	These derivative financial instruments, mostly forward foreign exchange contracts, interest-rate swap and cross-currency interest-rate swap agreements used as part of the Corporation's hedging program, as well as embedded derivative financial instruments, are now recognized on the balance sheet as a result of adopting the new accounting standards on financial instruments effective February 1, 2007. See Changes in accounting policies hereafter for further details.
Derivative financial instruments – liabilities	**(341)**	(13)	
Goodwill	**2,468**	2,286	Increase mainly due to a translation adjustment[(2)] ($213 million).
Other assets	**1,133**	1,083	Increase mainly due to an increase in prepaid expenses ($90 million) and restricted cash ($42 million), an investment in securities held as collateral for guarantees issued in connection with the sale of aircraft ($55 million), as well as to the additional investment in Metronet prior to the write-off ($55 million). The increase was partially offset by the write-off of the carrying value of the investment in Metronet ($162 million), and to the reclassification of deferred financing charges to the carrying amount of long-term debt ($44 million) as a result of adopting the new accounting standards on financial instruments.
Accounts payable and accrued liabilities	**(6,796)**	(6,826)	Decrease mainly due to the lower level of accounts payable and accrued liabilities in Aerospace ($173 million) and Transportation ($71 million) and adjustments and reclassifications as a result of adopting the new accounting standards ($73 million), partially offset by a translation adjustment[(2)] ($299 million).
Long-term debt	**(5,304)**	(5,080)	Increase mainly due to a translation adjustment[(3)] ($347 million), partially offset by adjustments and reclassifications as a result of adopting the new accounting standards ($116 million).

[(1)] Arising from the strengthening of the euro versus the U.S. dollar as at October 31, 2007 compared to January 31, 2007.
[(2)] Arising in Transportation mainly from the strengthening of the euro and pound sterling versus the U.S. dollar as at October 31, 2007 compared to January 31, 2007.
[(3)] Arising mainly from the strengthening of the euro and pound sterling versus the U.S. dollar as at October 31, 2007 compared to January 31, 2007.

V CHANGES IN ACCOUNTING POLICIES

Financial instruments, Hedges and Comprehensive income

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments – Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards, without restatement of prior periods.

The new accounting standards introduce Comprehensive income, which is comprised of net income and OCI. OCI includes unrealized gains and losses, net of tax, arising from the translation of the financial statements of self-sustaining foreign operations and from changes in the fair value of available-for-sale ("AFS") financial assets. OCI also includes the effective portion of changes in fair value of cash flow and net investments in self-sustaining foreign operation hedging instruments.

The adoption of these new accounting standards also resulted in changes in accounting for financial instruments and hedges. Under the new standards, financial instruments must be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments, including derivative financial instruments, must be measured at fair value. After initial recognition, the measurement of financial instruments depends on their classification.

- Financial instruments classified as HFT and AFS are measured at fair value, except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. The HFT category includes mainly cash and cash equivalents, invested collateral, certain commercial aircraft loans, credit and residual value guarantees and related liabilities in connection with the sale of aircraft, and derivative financial instruments not designated in a hedging relationship. AFS financial assets mainly consist of investments in securities. Gains and losses arising on the re-evaluation of the financial instruments are either recorded in net income or OCI, depending on their classification.

- Financial instruments classified as loans and receivables ("L&R") and other than HFT liabilities are measured at amortized cost. The L&R category includes mainly trade receivables, certain commercial aircraft loans and lease receivables, business aircraft loans, restricted cash and deposits. Other than HFT liabilities mainly consist of trade payables, accrued liabilities and long-term debt.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related financial assets and liabilities and recorded in Shareholders' equity as at February 1, 2007. The transition adjustment resulted in a decrease of $12 million recorded to Retained earnings and $4 million recorded to Accumulated OCI ("AOCI").

These accounting standards and the impact of these changes on the Corporation's financial statements are discussed in Note 2 – Changes in accounting policies and Note 4 – Financial instruments to the interim consolidated financial statements.

VI FUTURE CHANGES IN ACCOUNTING POLICIES

In June 2007, the Accounting Standards Board issued a new accounting standard, Section 3031 "Inventories", which will replace Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standard IAS 2 "Inventories". Section 3031 prescribes measurement of inventories at the lower of cost and net realizable value. It provides guidance on the determination of cost, including allocation of overheads and other costs to inventories, prohibits the use of the last-in, first-out (LIFO) method, and requires the reversal of previous write-downs when there is a subsequent increase in the value of inventories. It also requires greater disclosure regarding inventories and cost of sales. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008. The Corporation is currently assessing the impact of this new standard on its Consolidated Financial Statements.

In December 2006, the Accounting Standards Board issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008.

VII CONTROLS AND PROCEDURES

There were no changes to the Corporation's internal controls over financial reporting during the third quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

VIII FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of its self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro, pound sterling and other Western European currencies, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	October 31, 2007	January 31, 2007	Increase
Euro	**1.4467**	1.2999	11%
Canadian dollar	**1.0527**	0.8480	24%
Pound sterling	**2.0775**	1.9609	6%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended October 31:

	2007	2006	Increase
Euro	**1.3926**	1.2720	9%
Canadian dollar	**0.9821**	0.8919	10%
Pound sterling	**2.0245**	1.8848	7%

The average exchange rates used to translate revenues and expenses were as follows for the nine-month periods ended October 31:

	2007	2006	Increase
Euro	**1.3587**	1.2502	9%
Canadian dollar	**0.9264**	0.8856	5%
Pound sterling	**1.9973**	1.8304	9%

IX SELECTED FINANCIAL DATA

The following table provides selected financial data for the last eight quarters.

	2008			2007				2006
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Revenues	**$ 4,228**	$ 4,041	$ 3,967	$ 4,418	$ 3,402	$ 3,523	$ 3,539	$ 4,035
Income (loss) from continuing operations, net of tax	**$ 91**	$ (71)	$ 79	$ 112	$ 53	$ 57	$ 21	$ 85
Income from discontinued operations, net of tax	**-**	-	-	-	21	1	3	1
Net income (loss)	**$ 91**	$ (71)	$ 79	$ 112	$ 74	$ 58	$ 24	$ 86
Earnings (loss) per share:								
Basic and diluted								
From continuing operations	**$ 0.05**	$ (0.05)	$ 0.04	$ 0.06	$ 0.03	$ 0.03	$ 0.01	$ 0.05
Net income (loss)	**$ 0.05**	$ (0.05)	$ 0.04	$ 0.06	$ 0.04	$ 0.03	$ 0.01	$ 0.05

X INVESTOR INFORMATION

The following table provides authorized and issued and outstanding share data as at October 31, 2007.

	Authorized	Issued and outstanding
Class A Shares (Multiple Voting)[1]	1,892,000,000	316,962,157
Class B Shares (Subordinate Voting)[2]	1,892,000,000	1,413,551,811[3]
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	9,464,920
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	2,535,080
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

[1] Ten votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
[2] Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions.
[3] Net of 21,273,000 Class B Shares (Subordinate Voting) purchased and held in trust in connection with the PSU plan.

In connection with the conversion privilege for holders of the Corporation's Series 2 Cumulative Redeemable Preferred Shares ("Series 2") and Series 3 Cumulative Redeemable Preferred Shares ("Series 3"), 6,949,749 Series 3 were converted into Series 2 and 82,736 Series 2 were converted into Series 3 in August 2007.

The following table provides share option and PSU data as at October 31, 2007.

Options issued and outstanding	45,864,500
PSUs issued and outstanding	13,826,780
Class B Shares held in trust to satisfy PSU obligations	21,273,000

The following table provides the expected issuance date of the Corporation's financial reports for the next 12 months:

Annual Report, for fiscal year ended January 31, 2008	April 3, 2008
First Quarterly Report, for period ended April 30, 2008	June 4, 2008
Second Quarterly Report, for period ended July 31, 2008	September 4, 2008
Third Quarterly Report, for period ended October 31, 2008	December 4, 2008

Information

Bombardier Inc.
Investor Relations
800 René-Lévesque Blvd. West
Montréal, Québec Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3487
Fax: +1 514 861-2420
E-mail: investors@bombardier.com

November 27, 2007

Additional information relating to Bombardier, including the Corporation's annual report and annual information form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

Printed on Rolland Enviro 100 60 lb, a paper containing 100% post-consumer fibres, certified EcoLogo, processed chlorine free and FSC recycled. Using this paper, instead of virgin paper, saves the equivalent of 23 mature trees.

Un exemplaire en français est disponible sur demande adressée auprès du Service des Affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions of U.S. dollars, except number of shares)

	Notes	October 31, 2007[1]	January 31, 2007
Assets			
Cash and cash equivalents		$ **3,634**	$ 2,648
Invested collateral	8	**1,262**	1,129
Receivables		**1,946**	1,789
Aircraft financing	5	**797**	1,042
Inventories	6	**3,876**	3,961
Property, plant and equipment		**2,893**	2,936
Fractional ownership deferred costs		**440**	390
Deferred income taxes		**788**	813
Accrued benefit assets		**673**	461
Derivative financial instruments	2, 4	**663**	39
Goodwill		**2,468**	2,286
Other assets	7	**1,133**	1,083
		$ **20,573**	$ 18,577
Liabilities			
Accounts payable and accrued liabilities	9	$ **6,796**	$ 6,826
Advances and progress billings in excess of related costs	6	**3,478**	2,443
Fractional ownership deferred revenues		**550**	487
Long-term debt		**5,304**	5,080
Accrued benefit liabilities		**1,033**	995
Derivative financial instruments	2, 4	**341**	13
		17,502	15,844
Shareholders' equity			
Preferred shares			
Issued and outstanding:			
Series 2: 9,464,920 (2,597,907 as at January 31, 2007)		**159**	51
Series 3: 2,535,080 (9,402,093 as at January 31, 2007)		**40**	148
Series 4: 9,400,000		**148**	148
Common shares			
Issued and outstanding:			
Class A: 316,962,157 (317,044,051 as at January 31, 2007)		**29**	29
Class B: 1,434,824,811 (1,433,422,917 as at January 31, 2007)		**1,418**	1,413
Purchased and held in trust under the performance share unit plan: 21,273,000 Class B (11,847,000 as at January 31, 2007)	10	**(89)**	(34)
Contributed surplus		**53**	35
Retained earnings		**830**	765
Accumulated other comprehensive income, net of tax	11, 20	**483**	178
		3,071	2,733
		$ **20,573**	$ 18,577
Commitments and contingencies	18		

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

[1] Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(In millions of U.S. dollars)

	Notes	Three-month periods ended October 31		Nine-month periods ended October 31	
		2007[1]	2006	**2007[1]**	2006
Preferred shares		**$ 347**	$ 347	**$ 347**	$ 347
Common shares					
Balance at beginning of period		**1,356**	1,428	**1,408**	1,428
Issuance of Class B shares		**2**	-	**5**	-
Purchase of Class B shares - held in trust	10	**-**	(20)	**(55)**	(20)
		1,358	1,408	**1,358**	1,408
Contributed surplus					
Balance at beginning of period		**45**	27	**35**	20
Stock-based compensation expense		**8**	4	**19**	11
Stock options exercised		**-**	-	**(1)**	-
		53	31	**53**	31
Retained earnings					
Balance at beginning of period		**746**	593	**765**	525
Transition adjustment - Financial instruments	2	**-**	-	**(12)**	-
Net income		**91**	74	**99**	156
Dividends on preferred shares		**(7)**	(7)	**(22)**	(21)
		830	660	**830**	660
Accumulated other comprehensive income, net of tax	11				
Balance at beginning of period	20	**260**	180	**178**	105
Transition adjustment - Financial instruments	2	**-**	-	**(4)**	-
Other comprehensive income		**223**	19	**309**	94
		483	199	**483**	199
		$ 3,071	$ 2,645	**$ 3,071**	$ 2,645

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

[1] Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In millions of U.S. dollars, except per share amounts)

	Notes	Three-month periods ended October 31		Nine-month periods ended October 31	
		2007[1]	2006	**2007[1]**	2006
Revenues					
Manufacturing		**$ 3,011**	$ 2,368	**$ 8,611**	$ 7,359
Services		**785**	669	**2,168**	1,959
Other		**432**	365	**1,457**	1,146
		4,228	3,402	**12,236**	10,464
Cost of sales		**3,603**	2,854	**10,401**	8,901
Selling, general and administrative		**269**	206	**776**	650
Research and development		**29**	43	**98**	129
Other expense (income)	12	**1**	65	**(21)**	61
Amortization		**125**	129	**385**	390
Special items	13	**-**	-	**162**	24
		4,027	3,297	**11,801**	10,155
Income from continuing operations before the following:		**201**	105	**435**	309
Financing income	14	**(50)**	(31)	**(156)**	(109)
Financing expense	14	**118**	81	**365**	257
Income from continuing operations before income taxes		**133**	55	**226**	161
Income taxes		**42**	2	**127**	30
Income from continuing operations		**91**	53	**99**	131
Income from discontinued operations, net of tax		**-**	21	**-**	25
Net income		**$ 91**	$ 74	**$ 99**	$ 156
Earnings per share:	15				
Basic and diluted					
From continuing operations		**$ 0.05**	$ 0.03	**$ 0.04**	$ 0.06
Net income		**$ 0.05**	$ 0.04	**$ 0.04**	$ 0.08

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

[1] Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In millions of U.S. dollars)

	Notes	Three-month periods ended October 31 2007[1]	Three-month periods ended October 31 2006	Nine-month periods ended October 31 2007[1]	Nine-month periods ended October 31 2006
Net income		**$ 91**	$ 74	**$ 99**	$ 156
Other comprehensive income					
Net unrealized loss on available for sale financial assets, net of tax		**(3)**	-	**(5)**	-
Net changes in cash flow hedges:					
Foreign exchange re-evaluation		**(1)**	-	**(2)**	-
Net gains on derivatives designated as cash flow hedges		**391**	-	**589**	-
Reclassification to income		**(91)**	-	**(129)**	-
Income taxes		**(92)**	-	**(144)**	-
		207	-	**314**	-
Cumulative translation adjustment:	20				
Net investments in self-sustaining foreign operations		**161**	10	**311**	113
Net gains (losses) on related hedging items, net of tax		**(142)**	9	**(311)**	(19)
		19	19	**-**	94
Total Other comprehensive income		**223**	19	**309**	94
Total Comprehensive income		**$ 314**	$ 93	**$ 408**	$ 250

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

[1] Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In millions of U.S. dollars)

	Notes	Three-month periods ended October 31 2007	Three-month periods ended October 31 2006	Nine-month periods ended October 31 2007	Nine-month periods ended October 31 2006
Operating activities					
Income from continuing operations		$ 91	$ 53	$ 99	$ 131
Non-cash items:					
Amortization		125	129	385	390
Deferred income taxes		17	9	72	(22)
Loss (gain) on disposals of property, plant and equipment		1	(1)	(2)	(2)
Stock-based compensation		8	4	19	11
Special items		-	-	162	24
Net change in non-cash balances related to operations	16	453	(259)	502	(830)
Cash flows from operating activities		695	(65)	1,237	(298)
Investing activities					
Additions to property, plant and equipment		(137)	(68)	(224)	(232)
Disposals of property, plant and equipment		2	16	26	20
Disposal of discontinued operations, net of cash disposed		-	94	-	161
Other		(51)	(16)	(133)	(3)
Cash flows from investing activities		(186)	26	(331)	(54)
Financing activities					
Repayments of long-term debt		(2)	(27)	(29)	(994)
Purchase of common shares - held in trust	10	-	(20)	(55)	(20)
Issuance of shares, net of related cost		2	-	5	-
Dividends paid		(7)	(7)	(22)	(21)
Cash flows from financing activities		(7)	(54)	(101)	(1,035)
Effect of exchange rate changes on cash and cash equivalents		134	(33)	181	83
Cash flows from continuing operations		636	(126)	986	(1,304)
Cash flows from discontinued operations		-	13	-	63
Net increase (decrease) in cash and cash equivalents		636	(113)	986	(1,241)
Cash and cash equivalents at beginning of period		2,998	1,794	2,648	2,922
Cash and cash equivalents at end of period		$ 3,634	$ 1,681	$ 3,634	$ 1,681
Supplemental information					
Cash paid for:					
Interest		$ 82	$ 87	$ 326	$ 288
Income taxes		$ -	$ 7	$ 77	$ 57

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended October 31, 2007
(Unaudited)
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. (the "Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment and systems, and is a provider of related services.

1. BASIS OF PRESENTATION

The interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 – Changes in accounting policies. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2007.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, the aerospace segment ("Aerospace") has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of the fiscal year, generating higher revenues and gross margin in this quarter.

The Corporation and its subsidiaries carry out their operations in two distinct segments, Aerospace and the transportation segment ("Transportation"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Most legal entities of Transportation use a December 31 fiscal year-end. As a result, the Corporation consolidates the operations of Transportation with a one-month lag with the remainder of its operations. To the extent that significant unusual transactions or events occur during the one-month lag period, the Corporation's interim consolidated financial statements are adjusted accordingly.

2. CHANGES IN ACCOUNTING POLICIES

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments – Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards. The comparative consolidated financial statements have not been restated. The effect of adopting the new accounting standards as at February 1, 2007 is presented as Transition adjustment – Financial instruments in the consolidated statements of shareholders equity.

Comprehensive income
Section 1530 introduces Comprehensive income, which is comprised of Net income and Other comprehensive income ("OCI"). OCI comprises all changes in Shareholders' equity from transactions and other events and circumstances from non-owner sources, and includes unrealized gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, unrealized gains and losses, net of tax, arising from changes in the fair value of available-for-sale ("AFS") financial assets, as well as the portion of gains or losses, net of tax, on the hedging item that is determined to be an effective cash flow hedge or hedge of net investments in self-sustaining foreign operations.

Financial instruments – recognition and measurement
Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not closely related to the host contract, must be measured at fair value. The Corporation has selected February 1, 2003 as the date for identification of embedded derivatives. Derivatives qualifying as hedges are accounted for using special hedge accounting rules (see Hedges section hereafter).

After initial recognition, the measurement of financial instruments depends on their classification: held-for-trading ("HFT"); AFS; loans and receivables ("L&R"); or other than HFT liabilities. See Note 4 – Financial Instruments for the details of their classification.

- ***Held for trading*** – Financial assets and financial liabilities required to be classified or designated as HFT are measured at fair value, with gains, losses and transaction costs recorded in net income for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as HFT on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of HFT ("fair value option").

  Financing rate commitments, credit and residual value guarantees and related liabilities, in connection with the sale of aircraft, are measured at fair value. The fair value of financing rate commitments upon initial recognition is recognized as deferred charge in Other assets until revenue recognition of the underlying aircraft. The fair value of credit and residual value guarantees and related liabilities upon initial recognition is recognized as an adjustment of cost of sales upon revenue recognition of the underlying aircraft. Call options on long-term debt that are not closely related to the host contract are measured at fair value, with the initial value recognized as an increase of the related long-term debt and amortized to net income using the effective interest method. Gains and losses arising on the re-evaluation of financial instruments classified as HFT are mostly recorded in Cost of sales or Other expense (income), except for the interest portion of the gains and losses, which is recorded in Financing income or Financing expense.

- ***Available for sale*** – Financial assets classified as AFS are measured at fair value, except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. Unrealized gains and losses, including the effect of changes in foreign exchange rates, are recognized directly in OCI, except for impairment losses, which are recognized in net income. Upon derecognition of the financial asset, the cumulative gains or losses, previously recognized in Accumulated other comprehensive income ("AOCI") are reclassified to net income. Transaction costs are added to the carrying amount of the financial instrument.

- ***Loans and receivables*** – Financial assets classified as L&R are measured at amortized cost using the effective interest method. Interest income, calculated using the effective interest method, is recorded in Financing income in the period. Transaction costs are added to the carrying amount of the financial asset.

- ***Other than HFT liabilities*** – Financial liabilities classified as other than HFT are measured at amortized cost using the effective interest method. Interest expense, calculated using the effective interest method, is recorded in Financing expense in the period. Transaction costs are added to the carrying amount of the financial liability.

See section Accounting rules upon transition on February 1, 2007 hereafter for the accounting rules applicable upon adoption of the new accounting standards.

Hedges
Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the following permitted hedging strategies.

- ***Fair value hedges*** – The Corporation has designated certain interest-rate swap, cross-currency interest-rate swap agreements and forward foreign exchange contracts as fair value hedges. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in net income, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in net income.

- ***Cash flow hedges*** – The Corporation has designated forward foreign exchange contracts and interest-rate swap agreements as cash flow hedges. In a cash flow hedge relationship, the portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in net income. The amounts recognized in OCI are reclassified in net income when the hedged item affects net income. However, when an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in OCI are reclassified in the initial carrying amount of the related asset.

- ***Hedge of net investments in self-sustaining foreign operations*** – The Corporation has designated certain forward foreign exchange contracts, cross-currency interest-rate swap agreements, long-term debt and intercompany loans as hedges of its net investments in self-sustaining foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in net income. The amounts recognized in OCI are reclassified to net income when corresponding exchange gains or losses arising from the translation of the self-sustaining foreign operations are recorded in net income.

The portion of gains or losses on the hedging item that is determined to be an effective hedge is recorded as an adjustment of the cost or revenue of the related hedged item. Other gains and losses on derivative financial instruments are recorded in Other expense (income), or in Financing income or Financing expense for the interest component of the derivatives or when the derivatives were entered into for interest rate management purposes.

See section Accounting rules upon transition on February 1, 2007 hereafter for the accounting rules applicable upon adoption of the new accounting standards.

Accounting rules upon transition on February 1, 2007 ("transition date")

Financial instruments
The accounting rules to account for gains and losses arising from the remeasurement of financial instruments at the transition date are as follows:

- All derivative financial instruments, including embedded derivatives that are not closely related to the host contract, are recorded on the balance sheet at fair value. Gains and losses, net of tax, related to financial instruments classified as HFT, including derivatives not qualifying for hedge accounting under the new accounting standards and that were not previously recorded at fair value, are recognized in the opening balance of retained earnings.

- Gains and losses, net of tax, arising from the difference at transition between the carrying amount of financial assets classified as L&R and financial liabilities classified as other than HFT, using the effective interest method, and their carrying value as at January 31, 2007, are recognized in the opening balance of retained earnings.

- Gains and losses, net of tax, related to financial instruments classified as AFS, including changes in foreign exchange rates, are recognized in the opening balance of AOCI.

Hedges
The accounting rules for hedges that have not been discontinued prior to the transition date and that qualify for hedge accounting under the new accounting standards are as follows:

- ***Fair value hedges*** – Any gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date. The carrying amount of the hedged item is adjusted by the portion of the cumulative change in the fair value of the hedged item that reflects the designated hedged risk. The adjustment is recognized in the opening balance of retained earnings, net of tax, at the transition date.

- ***Cash flow hedges*** – The component of AOCI associated with the hedged item is adjusted to the extent of the lesser of: 1) the cumulative change in the fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge and 2) the cumulative gain or loss on the hedging item from inception of the hedge, less the component of such gain or loss excluded from the assessment of hedge effectiveness. Any remaining gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date.

Impact upon adoption on February 1, 2007

The impact on the consolidated balance sheet was as follows as at February 1, 2007:

	Reclassification	Increase (decrease)	Total
Assets			
Invested collateral	$ 5	$ -	$ 5
Receivables	(5)	-	(5)
Aircraft financing	5	(25)	(20)
Inventories	(24)	(2)	(26)
Deferred income taxes	-	18	18
Derivative financial instruments	61	116	177
Other assets	(91)	16	(75)
	$ (49)	$ 123	$ 74
Liabilities			
Accounts payable and accrued liabilities	$ (51)	$ (22)	$ (73)
Long-term debt	(44)	(72)	(116)
Derivative financial instruments	46	233	279
	(49)	139	90
Shareholders' equity			
Retained earnings	-	(12)	(12)
Accumulated other comprehensive income	-	(4)	(4)
	$ (49)	$ 123	$ 74

The detail of the Shareholders' equity adjustments was as follows as at February 1, 2007:

	Transition adjustment	
	Increase (decrease)	
	AOCI	Retained earnings
Derivative financial instruments designated as cash flow hedges, net of tax of $4 million	$ (8)	$ -
AFS financial assets, net of tax of nil[(1)]	4	-
HFT financial assets, net of tax of $3 million[(1)]	-	(6)
HFT financial liabilities, net of tax of $6 million[(1)]	-	13
Portion excluded from the assessment of effectiveness in hedged relationships, net of tax of $7 million	-	(15)
Other, net of tax of $10 million	-	(4)
	$ (4)	$ (12)

[(1)] Represents the fair value adjustment on financial instruments not previously recorded at fair value.

In addition, the cumulative translation adjustment ("CTA"), previously presented as a separate component of Shareholders' equity, was reclassified to AOCI.

3. FUTURE CHANGES IN ACCOUNTING POLICIES

In June 2007, the Accounting Standards Board issued a new accounting standard, Section 3031 "Inventories", which will replace Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standard IAS 2 "Inventories". Section 3031 prescribes measurement of inventories at the lower of cost and net realizable value. It provides guidance on the determination of cost, including allocation of overheads and other costs to inventories, prohibits the use of the last-in, first-out (LIFO) method, and requires the reversal of previous write-downs when there is a subsequent increase in the value of inventories. It also requires greater disclosure regarding inventories and cost of sales. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008. The Corporation is currently assessing the impact of this new standard on its Consolidated Financial Statements.

In December 2006, the Accounting Standards Board issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008.

4. FINANCIAL INSTRUMENTS

The classification of financial instruments under the new accounting standards effective February 1, 2007, and their carrying amounts and fair values were as follows as at:

	October 31, 2007					January 31, 2007[1]		
	Carrying value				Fair value	Carrying value		Fair value
	HFT	AFS	L&R	Total[2]		HFT[2]	AFS[2]	
Financial assets								
Cash and cash equivalents	$ 3,634	$ -	$ -	$ 3,634	$ 3,634	$ 2,648	$ -	$ 2,648
Invested collateral	1,262[3]	-	-	1,262	1,262	1,129	-	1,134
Receivables	-	-	1,859[4]	1,859	1,859	-	-	-
Aircraft financing	248[3][5]	-	384[6]	632	647	233	-	221
Derivative financial instruments	64[7]	-	-	64	64	-	-	-
Other assets	230[3][8]	171[9]	216[10]	617	617	223	90	317
	$ 5,438	$ 171	$ 2,459	$ 8,068	$ 8,083	$ 4,233	$ 90	$ 4,320

(1) Includes only financial instruments classified as HFT and AFS as at February 1, 2007.
(2) Represents only the carrying value of financial assets included in the corresponding balance sheet caption.
(3) The Corporation has chosen to designate these financial assets as HFT under the fair value option.
(4) Comprised of trade receivables and certain other receivables.
(5) Comprised of certain commercial aircraft loans.
(6) Comprised of certain commercial aircraft loans and lease receivables, investments in financing structures and business aircraft loans.
(7) Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.
(8) Comprised of a prepayment under an exchange agreement and servicing fees.
(9) Represents investments in securities.
(10) Comprised of restricted cash and wind-down portfolios.

	October 31, 2007				January 31, 2007[1]	
	Carrying value			Fair value	Carrying value	Fair value
	HFT	Other than HFT	Total[2]		HFT[2]	
Financial liabilities						
Accounts payable and accrued liabilities	$ 751[3]	$ 3,487[4]	$ 4,238	$ 4,238	$ 757	$ 738
Long-term debt	-	5,304	5,304	5,449	-	-
Derivative financial instruments	74[5]	-	74	74	3	3
	$ 825	$ 8,791	$ 9,616	$ 9,761	$ 760	$ 741

(1) Includes only financial instruments classified as HFT as at February 1, 2007.
(2) Represents only the carrying value of financial liabilities included in the corresponding balance sheet caption.
(3) Comprised of credit and residual value guarantees and related liabilities in connection with the sale of regional aircraft designated as HFT under the fair value option.
(4) Comprised of trade accounts payable, accrued liabilities, interest and certain payroll-related liabilities.
(5) Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.

Financial instruments classified as HFT

For the three-month period ended October 31, 2007, the net gain on financial instruments designated as HFT amounted to $26 million (net gain of $38 million for the nine-month period ended October 31, 2007), excluding the interest income portion related to the prepayment under an exchange agreement and invested collateral of $15 million ($39 million for the nine-month period ended October 31, 2007). For the three-month period ended October 31, 2007, the net gain on financial instruments required to be classified as HFT amounted to $14 million (net loss of $30 million for the nine-month period ended October 31, 2007), excluding the interest income portion related to cash and cash equivalents of $27 million ($62 million for the nine-month period ended October 31, 2007). For the three-month period ended October 31, 2007, a net loss of $16 million ($67 million for the nine-month period ended October 31, 2007), included in the above net gain of $14 million (net loss of $30 million for the nine-month period ended October 31, 2007), was incurred in connection with economic hedges not designated in a hedging relationship.

Fair value of financial instruments

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or asked prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation determines fair value based on internal or external valuation models, such as stochastic models, option-pricing models (modified Black Scholes model) and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows, discount rates, the creditworthiness of the borrower, the aircraft's expected future value, default probability table and generic industrial bond spreads. In determining these assumptions, the Corporation uses primarily external, readily observable market inputs, including factors such as interest rates, credit ratings, default probability tables, interest-rate spreads, currency rates, and price and rate volatilities, as applicable. Assumptions or inputs that are not based on observable market data are used when external data are unavailable.

Derivative and non-derivative financial instruments

The carrying amounts of all derivative and of non-derivative financial instruments in a hedge relationship were as follows as at October 31, 2007:

	Assets	Liabilities
Derivative financial instruments designated as fair value hedges		
Interest-rate swap agreements	$ 1	$ 90
Cross-currency interest-rate swap agreements	52	-
Forward foreign exchange contracts	3	1
	56	91
Derivative financial instruments designated as cash flow hedges		
Forward foreign exchange contracts[1]	543	121
Derivative financial instruments designated as hedges of net investments		
Cross-currency interest-rate swap agreements	-	55
Derivative financial instruments classified as held for trading		
Forward foreign exchange contracts	11	18
Interest-rate cap agreements	13	13
Cross-currency interest-rate swap agreements	6	17
Embedded derivative financial instruments:		
Call options on long-term debt	20	-
Foreign exchange	14	3
Financing rate commitments	-	23
	64	74
Total derivative financial instruments	663	341
Non-derivative financial instruments designated as hedges of net investments		
Long-term debt	-	1,584
Inter-company loans	-	963
Total non-derivative financial instruments	-	2,547
Total derivative and non-derivative financial instruments	$ 663	$ 2,888

[1] For the three-month period ended October 31, 2007, the net gain representing the amount of hedge ineffectiveness amounted to $3 million ($3 million for the nine-month period ended October 31, 2007) and the net loss representing the component of the hedging item's gain or loss excluded from the assessment of effectiveness amounted to $10 million ($13 million for the nine-month period ended October 31, 2007).

5. AIRCRAFT FINANCING

Aircraft financing was as follows as at:

	October 31, 2007	January 31, 2007
Commercial aircraft		
Interim financing[1]		
Loans	**$ 113**	$ 206
Lease receivables	**53**	254
	166	460
Long-term financing		
Loans	**276**	362
Lease receivables[2]	**156**	55
	432	417
Business aircraft loans[3]	**33**	36
Total loans and lease receivables	**631**	913
Allowance for credit losses	**(15)**	(111)
	616	802
Assets under operating leases	**134**	185
Investments in financing structures	**47**	55
	$ 797	$ 1,042

[1] The commercial aircraft interim financing portfolio consists of bridge financing to customers until third party permanent financing is put in place.
[2] Includes $18 million of lease receivables related to consolidated variable interest entities ("VIEs") as at October 31, 2007 ($8 million as at January 31, 2007).
[3] This portfolio is being wound down.

Allowance for credit losses – Changes in the allowance for credit losses were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Balance at beginning of period	**$ 15**	$ 99	**$ 111**	$ 84
Reclassification to long-term financing – Loans[1]	**-**	-	**(95)**	-
Provision for credit losses	**-**	(4)	**-**	10
Amounts charged off, net of recoveries	**-**	(3)	**(1)**	(2)
Balance at end of period	**$ 15**	$ 92	**$ 15**	$ 92

[1] As part of the fair value adjustment upon adoption of the new accounting standards on financial instruments effective February 1, 2007.

Impaired loans and lease receivables amounted to $5 million as at October 31, 2007 ($49 million as at January 31, 2007).

Assets under operating leases – Assets under operating leases were as follows as at:

	October 31, 2007		January 31, 2007	
	Cost	**Net book value**	Cost	Net book value
Pre-owned commercial aircraft	**$ 111**	**$ 93**	$ 187	$ 143
Pre-owned business aircraft	**44**	**41**	48	42
	$ 155	**$ 134**	$ 235	$ 185

6. INVENTORIES

Inventories were as follows as at:

	October 31, 2007	January 31, 2007
Long-term contracts		
Costs incurred and recorded margins	**$ 4,038**	$ 3,430
Less: payments received and progress billings[1]	**(2,564)**	(1,893)
	1,474	1,537
Aerospace programs		
Costs incurred	**2,852**	2,597
Less: payments received[2]	**(1,355)**	(1,314)
	1,497	1,283
Finished products[3]	**905**	1,141
	$ 3,876	$ 3,961

[1] Payments received and progress billings on account of work performed have been deducted from long-term contract inventories. Advances received and progress billings in excess of related costs, amounting to $2,351 million as at October 31, 2007 ($1,882 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.

[2] Payments received on account of work performed have been deducted from Aerospace program inventories. Advances received in excess of related costs, amounting to $1,127 million as at October 31, 2007 ($561 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.

[3] Finished products include one new aircraft not associated with a firm order and eight pre-owned aircraft, totalling $78 million as at October 31, 2007 (six new aircraft and 23 pre-owned aircraft, totalling $230 million as at January 31, 2007).

7. OTHER ASSETS

Other assets were as follows as at:

	October 31, 2007	January 31, 2007
Prepaid expenses	**$ 259**	$ 169
Investments in securities[1]	**171**	90
Prepayment under an exchange agreement	**150**	150
Finite-life intangible assets, net of accumulated amortization of $149 million as at October 31, 2007 ($118 million as at January 31, 2007)	**143**	141
Restricted cash[2]	**123**	81
Servicing fees	**54**	50
Investments in companies subject to significant influence[3]	**51**	138
Deferred financing charges	**44**	105
Wind-down portfolios	**15**	19
Other	**123**	140
	$ 1,133	$ 1,083

(1) Includes $55 million of securities held as collateral for guarantees issued in connection with the sale of aircraft.
(2) Includes $84 million of restricted cash related to consolidated VIEs as at October 31, 2007 ($75 million as at January 31, 2007).
(3) Related mostly to Transportation, including $13 million of loans as at October 31, 2007 ($15 million as at January 31, 2007).

8. LETTER OF CREDIT FACILITIES

The principal letter of credit facility and its maturity were as follows:

	Amount committed	Letters of credit issued	Amount committed under prior credit facilities	Amount available	Maturity (fiscal year)[3]
October 31, 2007	**$ 6,221[1]**	**$ 4,806**	**$ -**	**$ 1,415**	**2012**
January 31, 2007	$ 5,590[1]	$ 4,121	$ 290[2]	$ 1,179	2012

(1) €4,300 million.
(2) Including $140 million (€108 million) of issued letters of credit. As of October 31, 2007, all prior credit facilities had been cancelled.
(3) In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature up to December 2011.

Under the principal letter of credit facility, the Corporation must maintain certain financial covenants. In addition, the Corporation must maintain €869 million ($1,257 million) of invested collateral to secure the obligations to the banks issuing letters of credit under the principal letter of credit facility. These conditions were all met as at October 31, 2007 and January 31, 2007.

In addition to the outstanding letters of credit shown in the table above, letters of credit of $458 million were outstanding under various bilateral agreements as at October 31, 2007 ($240 million as at January 31, 2007).

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	October 31, 2007	January 31, 2007
Trade accounts payable	$ 1,866	$ 1,904
Accrued liabilities	1,154	1,112
Sales incentives[1]	982	1,040
Product warranties	958	985
Payroll-related liabilities	527	400
Interest	175	109
Income and other taxes	152	234
Provision for repurchase obligations	84	75
Non-controlling interest	65	47
Severance and other involuntary termination costs	33	105
Other	800	815
	$ 6,796	$ 6,826

[1] Comprised of provision for credit and residual value guarantees and trade-in commitments, as well as other related provisions and liabilities in connection with the sale of aircraft (see Note 18 – Commitments and contingencies).

10. SHARE-BASED PLANS

Share option plans
The number of stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted-average grant date fair value were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	2007	2006
Number of stock options granted	-	275,000	6,149,000	7,642,500
Weighted-average grant date fair value	-	$ 1.49	$ 2.88	$ 1.44

The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	2007	2006
Risk-free interest rate	-	3.90%	4.58%	4.20%
Expected life	-	5 years	5 years	5 years
Expected volatility in market price of shares	-	51.87%	51.59%	53.02%
Expected dividend yield	-	nil	nil	nil

During the three- and nine-month periods ended October 31, 2007, 356,250 and 1,320,000 options respectively were exercised (no options were exercised during the three- and nine-month periods ended October 31, 2006). There were 45,864,500 and 44,609,150 options issued and outstanding as at October 31, 2007 and January 31, 2007, respectively.

Performance share unit plan
During the three- and nine-month periods ended October 31, 2007, the Corporation granted 19,000 and 6,187,000 performance stock units ("PSU"), respectively, to executives and other key employees (40,000 and 4,308,500 PSU were granted, respectively, during the three- and nine-month periods ended October 31, 2006). These PSU vest on June 4, 2010 and June 7, 2009, respectively, if certain financial performance targets are met. The conversion ratio for vested PSU ranges from 70% to 150%. In June 2007, the Corporation provided instructions to a trustee under the terms of a Trust Agreement to purchase 9,426,000 Class B Shares (Subordinate Voting) of the Corporation in the open market for $55 million. These shares are held in trust by the trustee for the benefit of the beneficiaries until the PSU become vested or are cancelled. The cost of the purchase has been deducted from share capital.

There were 13,826,780 and 8,040,386 PSU issued and outstanding as at October 31, 2007 and January 31, 2007, respectively.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the AOCI were as follows for the three- and nine-month periods ended October 31, 2007:

	AFS financial assets	Cash flow hedges	CTA	Total
Balance as at January 31, 2007	$ -	$ -	$ 178	$ 178
Transition adjustment – Financial instruments	4	(8)	-	(4)
Change during the period	(2)	107	(19)	86
Balance as at July 31, 2007	2	99	159	260
Change during the period	(3)	207	19	223
Balance as at October 31, 2007	**$ (1)**	**$ 306**	**$ 178**	**$ 483**

12. OTHER EXPENSE (INCOME)

Other expense (income) was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Net gains on financial instruments[1]	**$ (27)**	$ -	**$ (32)**	$ -
Foreign exchange losses	**19**	29	**28**	43
Severance and other involuntary termination costs (including changes in estimates)	**1**	33	**(12)**	33
Settlement of claims	**3**	-	**(15)**	(84)
Loss (income) from equity accounted investees	**(1)**	3	**5**	(8)
Adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs	**-**	-	**-**	74
Other	**6**	-	**5**	3
	$ 1	$ 65	**$ (21)**	$ 61

[1] Net gains on certain financial instruments classified as HFT, including foreign exchange embedded derivatives.

13. SPECIAL ITEMS

Special items were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Write-off of investment in Metronet	**$ -**	$ -	**$ 162**	$ -
Costs related to the Transportation restructuring plan initiated in fiscal year 2005	**-**	-	**-**	24
	-	-	**162**	24
Income tax recovery	**-**	-	**-**	(2)
	$ -	$ -	**$ 162**	$ 22

Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (together Metronet), an equity accounted investee in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading approximately 75% of the London Underground's rail system as part of a public private partnership ("PPP") under a service contract signed with London Underground Ltd. ("LUL") in April 2003.

As a result of significant cost overruns related to Metronet's capital programs, mainly the modernization and refurbishment of the stations and tracks, and the lack of financial resources to meet such cost overruns, a PPP Administrator was appointed on July 18, 2007. The PPP Administrator has the responsibility to first stabilize Metronet's operations, to settle all Metronet suppliers' liabilities accrued before the request for its appointment, and then to proceed with the transfer of all or part of Metronet activities to LUL, a LUL nominee or a third party.

On October 25, 2007, Transport for London announced that it had lodged a bid with the PPP Administrator to take control of Metronet.

The Corporation wrote-off the carrying value of £82 million ($162 million) of its investment in Metronet in the second quarter of fiscal year 2008. The charge was recorded as a special item in the consolidated statements of income.

Transportation continues to work as per the contractual requirements. Ongoing negotiations are being held with the PPP Administrator, LUL and Metronet in order to determine which of these activities might be transferred to LUL, a LUL nominee or a third party. There is no certainty as to the final outcome of these discussions.

Transportation is also currently negotiating with the PPP Administrator for payments of £25 million ($52 million) for amounts earned in connection with work performed under the turnkey supply contracts prior to the request for appointment of the PPP Administrator. Work performed after that date is being paid in accordance with the contracts.

14. FINANCING INCOME AND FINANCING EXPENSE

Financing income and financing expense were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Financing income				
Cash and cash equivalents	**$ (27)**	$ (17)	**$ (62)**	$ (48)
Invested collateral	**(13)**	-	**(33)**	-
Loans and lease receivables – after effect of hedges	**(9)**	(14)	**(48)**	(49)
Dividends on preferred shares	**-**	-	**-**	(7)
Other	**(1)**	-	**(13)**	(5)
	$ (50)[(1)]	$ (31)	**$ (156)[(1)]**	$ (109)
Financing expense				
Interest on long-term debt – after effect of hedges	**$ 97**	$ 64	**$ 282**	$ 199
Accretion expense on certain sales incentives	**11**	12	**36**	41
Net losses on financial instruments[(2)]	**4**	-	**20**	-
Other	**6**	5	**27**	17
	$ 118[(3)]	$ 81	**$ 365[(3)]**	$ 257

(1) Of which $1 million for the three-month period and $36 million for the nine-month period represent the interest income calculated using the effective interest method for financial assets classified as L&R.
(2) Net losses on certain financial instruments required to be classified as HFT, including certain call options on long-term debt.
(3) Of which $106 million for the three-month period and $330 million for the nine-month period represent the interest expense calculated using the effective interest method for financial liabilities classified as other than HFT.

15. EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
(Number of shares and stock options in thousands)	**2007**	2006	**2007**	2006
Income from continuing operations	**$ 91**	$ 53	**$ 99**	$ 131
Preferred share dividends, net of tax	**(7)**	(7)	**(22)**	(21)
Income from continuing operations attributable to common shareholders	**84**	46	**77**	110
Income from discontinued operations, net of tax	**-**	21	**-**	25
Net income attributable to common shareholders	**$ 84**	$ 67	**$ 77**	$ 135
Weighted-average basic number of common shares outstanding	**1,730,333**	1,742,628	**1,734,013**	1,743,964
Net effect of stock options and PSU	**22,001**	-	**18,464**	-
Weighted average diluted number of common shares outstanding	**1,752,334**	1,742,628	**1,752,477**	1,743,964
Basic and diluted earnings per share:				
From continuing operations	**$ 0.05**	$ 0.03	**$ 0.04**	$ 0.06
From discontinued operations	**-**	0.01	**-**	0.01
	$ 0.05	$ 0.04	**$ 0.04**	$ 0.08

The effect of the exercise of stock options was excluded from the calculation of diluted earnings per share in the above table except for 23,479,917 and 19,849,889, respectively, for the three- and nine-month periods ended October 31, 2007, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) had not been met.

16. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net change in non-cash balances related to operations was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2007	2006	**2007**	2006
Receivables	**$ (37)**	$ 85	**$ (82)**	$ (168)
Aircraft financing	**69**	(74)	**225**	99
Inventories	**(67)**	(460)	**165**	(612)
Fractional ownership deferred costs	**(38)**	(39)	**(50)**	(49)
Derivative financial instruments, net	**(83)**	-	**(73)**	-
Accounts payable and accrued liabilities	**304**	122	**(244)**	(174)
Advances and progress billings in excess of related costs	**245**	34	**849**	(38)
Fractional ownership deferred revenues	**49**	55	**63**	69
Accrued benefit liabilities, net	**26**	27	**(227)**	45
Other	**(15)**	(9)	**(124)**	(2)
	$ 453	$ (259)	**$ 502**	$ (830)

17. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows for the three-month periods ended October 31:

	2007		2006	
	Pension benefits	**Other benefits**	Pension benefits	Other benefits
Current service cost	**$ 46**	**$ 3**	$ 53	$ 3
Interest cost	**79**	**5**	78	5
Expected return on plan assets	**(85)**	**-**	(74)	-
Amortization of past service costs (credits)	**1**	**(1)**	2	-
Amortization of actuarial loss	**21**	**4**	29	4
Other	**4**	**-**	-	-
	$ 66	**$ 11**	$ 88	$ 12

The components of the benefit cost were as follows for the nine-month periods ended October 31:

	2007		2006	
	Pension benefits	**Other benefits**	Pension benefits	Other benefits
Current service cost	**$ 146**	**$ 10**	$ 155	$ 14
Interest cost	**250**	**14**	229	15
Expected return on plan assets	**(267)**	**-**	(217)	-
Amortization of past service costs (credits)	**1**	**(3)**	7	(1)
Amortization of actuarial loss	**63**	**12**	84	12
Other	**1**	**-**	2	-
	$ 194	**$ 33**	$ 260	$ 40

18. COMMITMENTS AND CONTINGENCIES

In relation to the sale of regional aircraft and related financing commitments, the Corporation enters into various sale support arrangements including credit and residual value guarantees and financing rate commitments. The Corporation is also subject to other off-balance sheet risks described in the following table, in addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements. The maximum potential exposure does not reflect payments expected to be made by the Corporation. The table below presents the maximum potential exposure for each major group of exposure, as at:

	October 31, 2007	January 31, 2007
Aircraft sales		
Credit	**$ 1,634**	$ 1,407
Residual value	**2,798**	2,727
Mutually exclusive exposure[(1)]	**(992)**	(915)
Total credit and residual value exposure	**$ 3,440**	$ 3,219
Trade-in commitments	**950**	894
Conditional repurchase obligations	**990**	1,031
Other		
Credit and residual value	**189**	182
Repurchase obligations	**193**	182
Performance guarantees	**112**	129

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.

The Corporation's maximum exposure in connection with credit and residual value guarantees related to the sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. Provisions for anticipated losses amounting to $487 million as at October 31, 2007 ($456 million as at January 31, 2007) have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third party evaluations, and the anticipated proceeds from other assets covering such exposures. The anticipated proceeds from collaterals are

expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions for anticipated losses. In addition, related liabilities, which would be extinguished in event of credit default by certain customers, amount to $264 million as at October 31, 2007 ($300 million as at January 31, 2007).

Financing commitments – The Corporation is committed to provide financing in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013. The Corporation's total financing commitment amounted to $2.1 billion as at October 31, 2007, net of third party financing already arranged ($1.7 billion as at January 31, 2007). The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

19. SEGMENT DISCLOSURE

The Corporation has two reportable segments: Aerospace and Transportation. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Aerospace	Transportation
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2007, except for changes in accounting policies (see Note 2 – Changes in accounting policies). Management assesses segment performance based on income before financing income, financing expense and income taxes. Corporate charges are allocated to segments mostly based on each segment's revenues. Net segmented assets exclude cash and cash equivalents, invested collateral and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding interest and income taxes payable), advances and progress billings in excess of related costs, fractional ownership deferred revenues, accrued benefit liabilities and derivative financial instruments.

The tables containing the detailed segmented data are shown hereafter.

20. RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period. The most significant change consists of the reclassification of the CTA balance previously presented as a separate component of Shareholders' equity, to AOCI.

END

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		Aerospace		Transportation	
For the three-month periods ended October 31	**2007**	2006	**2007**	2006	**2007**	2006
Revenues						
Manufacturing	**$ 3,011**	$ 2,368	**$ 1,853**	$ 1,429	**$ 1,158**	$ 939
Services	**785**	669	**390**	317	**395**	352
Other	**432**	365	**107**	109	**325**	256
	4,228	3,402	**2,350**	1,855	**1,878**	1,547
Cost of sales	**3,603**	2,854	**1,981**	1,543	**1,622**	1,311
Selling, general and administrative	**269**	206	**134**	102	**135**	104
Research and development	**29**	43	**8**	19	**21**	24
Other expense (income)	**1**	65	**8**	43	**(7)**	22
Amortization	**125**	129	**97**	105	**28**	24
	4,027	3,297	**2,228**	1,812	**1,799**	1,485
Income from continuing operations before financing income and expense, and income taxes	**$ 201**	$ 105	**$ 122**	$ 43	**$ 79**	$ 62
Additions to property, plant and equipment	**$ 137**	$ 98	**$ 103**	$ 89	**$ 34**	$ 9

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		Aerospace		Transportation	
For the nine-month periods ended October 31	2007	2006	2007	2006	2007	2006
Revenues						
Manufacturing	$ 8,611	$ 7,359	$ 5,262	$ 4,411	$ 3,349	$ 2,948
Services	2,168	1,959	1,083	941	1,085	1,018
Other	1,457	1,146	475	355	982	791
	12,236	10,464	6,820	5,707	5,416	4,757
Cost of sales	10,401	8,901	5,755	4,820	4,646	4,081
Selling, general and administrative	776	650	389	325	387	325
Research and development	98	129	24	62	74	67
Other expense (income)	(21)	61	(19)	22	(2)	39
Amortization	385	390	304	314	81	76
Special items	162	24	-	-	162	24
	11,801	10,155	6,453	5,543	5,348	4,612
Income from continuing operations before financing income and expense, and income taxes	$ 435	$ 309	$ 367	$ 164	$ 68	$ 145

As at	October 31, 2007	January 31, 2007	October 31, 2007	January 31, 2007	October 31, 2007	January 31, 2007
Net segmented assets	$ 2,949	$ 3,447	$ 2,505	$ 2,845	$ 444	$ 602
Liabilities allocated to segments:						
Accounts payable and accrued liabilities [(1)]	6,538	6,602				
Advances and progress billings in excess of related costs	3,478	2,443				
Fractional ownership deferred revenues	550	487				
Accrued benefit liabilities	1,033	995				
Derivative financial instruments	341	13				
Assets not allocated to segments:						
Cash and cash equivalents	3,634	2,648				
Invested collateral	1,262	1,129				
Deferred income taxes	788	813				
Total consolidated assets	$ 20,573	$ 18,577				

(1) Excluding interest and income taxes payable amounting to $175 million and $83 million respectively as at October 31, 2007 ($109 million and $115 million as at January 31, 2007) which were not allocated to segments.

[illegible]ns to property, plant and equipment	$ 224	$ 262	$ 167	$ 228	$ 57	$ 34

END